United States Securities and Exchange Commission

                         Washington, D.C. 20549

                              Form 10-SB/4A

                          FOURTH AMENDMENT TO
               GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS
     UNDER SECTION 12(b) or (g) of THE SECURITIES EXCHANGE ACT OF 1934

                           Knight Energy Corp.
              ----------------------------------------------
              (Name of small business issuer in its charter)

       Maryland                   1311                  87-0583192
----------------------   -------------------------   ----------------
(State or Jurisdiction      (Primary Standard        (I.R.S. Employer
  of Incorporation or    Industrial Classification    Identification
     organization)             Code Number)              Number)

                          400 Hampton View Court
                        Alpharetta, Georgia 30004

                             (770)-777-6795
       -------------------------------------------------------------
       (Address and telephone number of principal executive offices)

                              Bruce A. Hall
                          Chief Financial Officer
                             836 Blue Jay Lane
                           Coppell, Texas 75019

                              972-841-6298
        ---------------------------------------------------------
        (Name, address and telephone number of agent for service)

                      Copy of all communications to:
                            Alan Talesnick, Esq.
                            James Muchmore, Esq.
                              Patton Boggs LLP
                     1801 California Street, Suite 4900
                           Denver, Colorado 80202
                               (303) 830-1776

     Securities to be registered under Section 12(b) of the Act: None

        Securities to be registered under Section 12(g) of the Act:

                        Common Stock, par value $.0001
                        -----------------------------
                               (Title of Class)

                              TABLE OF CONTENTS

DESCRIPTION OF BUSINESS............................................. 1

RISK FACTORS........................................................ 10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS............................... 17

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT........................................................ 25

DIRECTORS AND EXECUTIVE OFFICERS.................................... 27

EXECUTIVE COMPENSATION.............................................. 28

SUMMARY COMPENSATION TABLE.......................................... 29

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND
  DIRECTOR INDEPENDENCE............................................. 30

DESCRIPTION OF SECURITIES........................................... 31

SECURITIES AND EXCHANGE COMMISSION POSITION ON
  INDEMNIFICATION FOR SECURITIES ACT LIABILITY...................... 32

NO TRADING MARKET FOR THE COMMON STOCK.............................. 33

DIVIDEND POLICY..................................................... 33

PART II  LEGAL PROCEEDINGS.......................................... 33

CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT
  REGISTERED PUBLIC ACCOUNTING FIRM ON ACCOUNTING AND
  FINANCIAL DISCLOSURE.............................................. 33

RECENT SALES OF UNREGISTERED SECURITIES............................. 33

INDEMNIFICATION OF DIRECTORS AND OFFICERS........................... 34

FINANCIAL STATEMENTS................................................ 35

APPENDIX A  GLOSSARY OF OIL AND NATURAL GAS TERMS................... 1

SIGNATURES..........................................................S-1

       CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that may be affected by matters outside our control that could cause materially different results.

                     FORWARD-LOOKING STATEMENTS

This registration statement on Form 10-SB contains statements that constitute "forward-looking statements." These forward- looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," or similar terms. They include statements regarding our:

     *    financial position,

     *    business strategy,

     *    budgets,

     *    amount, nature and timing of capital expenditures,

     *    estimated reserves of natural gas and oil,

     *    drilling of wells,

     *    acquisition and development of oil and gas properties,

     * timing and amount of future production of natural gas and oil,

     *    operating costs and other expenses, and

     *    cash flow and anticipated liquidity.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" and include:

     *    general economic conditions,

     *    natural gas and oil price volatility,

     *    the fluctuation in the demand for natural gas and oil,

     * uncertainties in the projection of future rates of production and timing of development expenditures,

     * operating hazards attendant to the natural gas and oil business,

     *    climatic conditions,

     *    the risks associated with exploration,

     *    our ability to generate sufficient cash flows to operate,

     *    availability of capital,

     *    the strength and financial resources of our competitors,

     * drilling and completion risks that are generally not recoverable from third parties or insurance,

     * actions or inactions of third-party operators of our properties,

     *    environmental risks,

     *    regulatory developments,

     * potential mechanical failure or under-performance of significant wells,

     *    availability and cost of material and equipment,

     *    our ability to find and retain skilled personnel, and

     *    the lack of liquidity of our common stock.

Any of the factors listed above and other factors contained in this Form 10-SB could cause our actual results to differ materially from the results implied by these or any other forward- looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations.

When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this Form 10-SB. Our forward-looking statements speak only as of the date made.

                     DESCRIPTION OF BUSINESS

Our Company

We (unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to the "Company" or the "Corporation", refer to Knight Energy Corp., a Maryland corporation, either alone or together with our subsidiaries) are a growing energy company focused on the acquisition, development, ownership, operation and investment in energy-related businesses and assets, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses. We acquired 75% of our wholly-owned subsidiary, Charles Hill Drilling, Inc., a Nevada corporation based in Texas, in March 2006 and then purchased the remaining 25% in May 2006. Through Charles Hill Drilling, we engage in drilling activities in Stephens County, Texas.

In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in the Salt Creek Prospect area of Oklahoma. We are actively evaluating drilling opportunities on this acreage.

Corporate Background

We were originally formed as a Nevada corporation on May 8, 1998 with the name "The Living Card Corporation." On June 14, 2000, we changed our name to Integrated Technology Group, which we refer to herein as ITG. From formation and until approximately July 2000, we engaged in the creation, development and marketing of unique, educational and low-cost greeting cards.

During 2000, ITG's management decided to exit the greeting card business. Subsequently, in July 2000 ITG acquired all of the issued and outstanding shares of Safe Tire Disposal Corp., a Delaware corporation whose subsidiaries were engaged in the tire recycling business in Texas and Oklahoma. We engaged in this business between July 2000 and early 2003, when we halted operations. In August 2003, we filed a Form 15 with the SEC suspending our reporting obligations, and we were inactive between August 2003 and June 2006.

On March 2, 2006, Knight Energy Corp., a Delaware corporation ("Knight Delaware") was formed. Knight Delaware's business plan is to acquire, develop, own, operate and otherwise be involved and invest in energy-related businesses, assets and investments, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses, assets and investments.

In June 2006, Knight Delaware executed a definitive stock exchange agreement with ITG. Upon the closing of this agreement in November 2006, Knight Delaware was merged into ITG with ITG as the survivor. The business purpose of this agreement was to merge Knight Delaware into an entity that had been subject to the SEC's periodic reporting requirements so that the incorporators of Knight Delaware could reinitiate these periodic reporting requirements, and subsequently report Knight Delaware's operations in SEC periodic reports. After the agreement was signed in June 2006, ITG changed its name to Knight Energy Corp., a Nevada corporation ("Knight Nevada"), and when this transaction closed, Knight Delaware became a wholly owned subsidiary of Knight Nevada.

In April 2007, the Knight Nevada Board of Directors and a majority of the stockholders approved an amendment to the Knight Nevada Articles of Incorporation increasing the Company's authorized capital to a total of 550,000,000 shares of stock, consisting of 50,000,000 shares of series A preferred stock, $0.0001 par value per share, and 500,000,000 shares of common stock, $0.0001 par value per share. Additionally, on April 11, 2007 and April 12, 2007, respectively, the Board of Directors and the stockholders approved the reincorporation of the company as a Maryland corporation ("Knight Maryland"), which was effective on April 30, 2007. The shares converted in this transaction were exempt from registration under the Securities Act of 1933 (the "Securities Act") by virtue of Rule 145(a)(2) of the Securities Act.

Our Strategy

Management believes that:

     * Natural gas is an environmentally friendly fuel that will be increasingly valued in the United States;

     * There are a number of natural gas and/or oil and development projects that we are pursuing which will require significant capitalization to complete, explore and develop;

     * We have the ability to assemble the technical and commercial resources needed to pursue these potential projects; and

     * Our successful development of one or more large potential natural gas or oil projects will create substantial shareholder value.

The principal elements of our strategy to maximize shareholder value are:

     Generate growth through drilling. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We anticipate the substantial majority of our future capital expenditures will be directed toward the drilling of wells, although we expect to continue to acquire additional leasehold interests. Initially, we anticipate reserve growth will be our primary focus with a more balanced reserve and production growth profile as we continue to execute our growth strategy.

     Manage costs by maximizing operational control. We seek to exert control over our exploration, exploitation and development activities. As the operator of our projects, we have greater control over the amount and timing of the expenditures associated with those activities. As we manage our growth, we are focused on reducing, on a per mcfe basis, lease operating expenses, general and administrative costs, and finding and development costs. As of December 31, 2006, we operated 100% of our wells, although we may not be able to be the operator of all our future projects.

     Pursue complementary leasehold interest and property acquisitions. We intend to attempt to supplement our drilling strategy with complementary leasehold interest and property acquisitions.

Current Natural Gas and Oil Projects

We are in the process of building our portfolio of exploration and exploitation projects targeting both oil and natural gas. We believe that there is potential for commercial development in areas where historical drilling attempts resulted in indications of oil and gas but ultimate development was not pursued, and we intend to continue to focus our activities in areas having this profile. We believe that the application of advanced drilling, completion and stimulation technologies combined with a strong commodity pricing environment could make development of our project areas economically viable.


Through Charles Hill Drilling, our wholly owned subsidiary, we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. On this lease, we have drilled and completed the A-8 well, and re-entered, deepened and completed the A-7 well - both to a depth of approximately 4,200 feet. As of August 17, 2007, both of these wells are producing oil with a high ratio of frac water. We also have placed a compressor on four previously capped shallow wells, and as of August 17, 2007, we were receiving an aggregate of approximately 3 barrels of oil and 10 mcf of natural gas per day from the these four wells. In addition, we have leased an additional 400 acres that run contiguous to our 160-acre lease, and we have the right of first refusal on approximately 3,100 more acres in the same area. As of August 17, 2007, we have drilled three wells on the 400-acre property, and we are producing approximately 41 barrels of oil and 370 mcf of natural gas per day from these three wells. We have acquired 160 acres of the 3,100 acre property, and we have drilled one well on this property that is ready for completion. We continue to conduct a satellite imaging program covering all 3,660 of these acres in the Stephens County area. In January 2007, we acquired a 75% working interest in an additional lease covering 480 acres in Stephens County, Texas, and we have completed two wells on this property that are ready for production, and we are waiting on a gas line for these wells.

In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in the Salt Creek Prospect area of Oklahoma. We intend to conduct a satellite imaging program to further evaluate this acreage. We also intend to pursue acquisitions and/or investment in other energy-related businesses, assets, and/or investments, as opportunities, time and available capital will permit.

Natural Gas and Oil Reserves

The following table presents information as of December 31, 2006 with respect to our estimated proved reserves. We had no proved reserves at December 31, 2005.

             Net Proved Reserve Summary and PV-10 Forecast
                       from December 31, 2006

                                                  Net Cash Flow    PV-10
($000's)
Reserve Categories     Oil (MBBLS)  Gas (MMCF)      ($000's)            (c)
-------------------     -----------  ----------    -------------    ---------------

PDNP (b)                    1.4        137.9           959.3            647.8
PUD (b)                     0.0        127.4           458.6            200.9
                       -----------  ----------    -------------    ---------------
Total Proved (a)            1.4        265.3          1417.9            848.7
                       -----------  ----------    -------------    ---------------

(a) Proved reserves are those quantities of gas that, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable from known reservoirs and under current economic conditions, operating methods and government regulations.

(b) PDNP are proved non-producing reserves which are proved reserves that are expected to be recovered from existing wells. PUD are proved undeveloped reserves, which are expected to be recovered: (i) from new wells on undrilled acreage; (ii) from deepening existing wells to a different reservoir; or (iii) where a relatively large expenditure is required to re-complete an existing well or install production or transportation facilities for primary or improved recovery projects.

(c) PV-10 represents the present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proved reserves. The estimated future net revenues were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on economic conditions prevailing at December 31, 2006. PV-10 is a non-GAAP financial measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of PV-10 to the most directly comparable GAAP measure - standardized measure of discounted future net cash flow - in the following table:


                          As of December 31,

                                        2006         2005         2004
                                     ----------   ----------   ----------
Standardized measure of discounted
  future net cash flows (d)          $  1,504.4   $        0   $        0
Add: Present value of future income
  tax discounted at 10%                       0            0            0

PV-10                                $  1,504.4   $        0   $        0
                                     ==========   ==========   ==========

(d) The standardized measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.


Acreage

The following table sets forth as of December 31, 2006 the gross and net acres of both developed and undeveloped oil and gas leases that we hold. "Gross" acres are the total number of acres in which we own a working interest. "Net" acres refer to gross acres multiplied by our fractional working interest. Acreage numbers do not include our options to acquire additional leaseholds which have not been exercised.

                    Developed(a)       Undeveloped(b)          Total
               -------------------  --------------------  ------------------
Play/Trend       Gross       Net      Gross       Net       Gross       Net
----------     --------    -------  ---------   --------  ---------   ------
  Texas             0         0        160        160        160        160

(a) Developed refers to acres that are allocated or assignable to producing wells or wells capable of production. Developed acreage includes acreage having wells shut-in awaiting the addition of infrastructure.

(b) Undeveloped refers to lease acreage on which wells have not been developed or completed to a point that would permit the production of commercial quantities of oil or natural gas regardless of whether such acreage contains proved reserves.

(c) In addition to the acreage shown on this table, in November 2006, we acquired a lease covering approximately 1,000 undeveloped acres in Oklahoma.

Production and Price Information

The following tables summarize sales volumes, sales prices, and production cost information for the periods indicated:

                                   From March 2, 2006
                                    (the date Knight                Year Ended
                                  Delaware was formed)              December 31,
                                    to December 31,            ---------------------
                                        2006                      2005        2004
                                  --------------------         ---------   ---------
Production
  Oil (bbls)                             356                         0           0
  Natural gas (mcf)                    4,825                         0           0
  Natural gas equivalent (mcfe)        6,961                         0           0

Oil and natural gas sales
  Oil sales                       $   20,125                   $     0     $     0
  Natural gas sales                   29,125                         0           0
Total                             $   49,250                   $     0     $     0

Average sales price
  Oil ($ per bbl)                 $    58.47                   $     0     $     0
  Natural gas ($ per mcf)               6.04                         0           0
  Natural gas equivalent
    ($ per mcfe)                        7.17                         0           0

                                   From March 2, 2006
                                    (the date Knight                Year Ended
                                  Delaware was formed)              December 31,
                                    to December 31,            ---------------------
                                        2006                      2005        2004
                                  --------------------         ---------   ---------
Average production cost
  Natural gas equivalent
    ($ per mcfe)                  $     2.90                   $     0     $     0


The following table sets forth information at December 31, 2006, relating to the productive wells in which we owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of productive wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

                                        Natural Gas             Oil
                                    -------------------   ----------------
                                    Gross        Net      Gross      Net
Play/Trend                          Wells        Wells    Wells      Wells
----------                          -----        -----    -----      -----

Texas                                 6            6        6          6
                                    =====        =====    =====      =====

Drilling Activities

The following table sets forth information with respect to wells drilled and completed during the period indicated. We had no wells drilled or completed during calendar year 2004 or 2005. This information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return.

       Period
From March 2, 2006
 (the date Knight                                    Gross Wells                           Net Wells
Delaware was formed)                       ---------------------------------    -----------------------------------
to December 31, 2006     Type of Well      Productive(b)     Dry(c)    Total    Productive(b)    Dry(c)      Total
--------------------     ------------      -------------     ------    -----    -------------    ------     -------

                         Exploratory(a)          2              0         2            2           0           2
                         Texas

                         Development(a)          4(d)           0         4            4           0           4
                         Texas

(a) An exploratory well is a well drilled either in search of a new, as yet undiscovered, oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir. A development well is a well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of being completed in that reservoir.

(b) A productive well is an exploratory or development well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

(c) A dry well is an exploratory or development well that is not a producing well or a well that has either been plugged or been converted to another use.


(d) The four gross productive development wells consist of previously capped wells on which we placed a compressor and thereby obtained production.

Markets and Customers

The success of our operations is dependent upon prevailing prices for natural gas and oil. The markets for natural gas and oil have historically been volatile and may continue to be volatile in the future. Natural gas and oil prices are beyond our control. However, rising demand for natural gas to fuel power generation and meet increasing environmental requirements has led some industry observers to indicate that long-term demand for natural gas is increasing.

We may use different strategies for gas sales depending on the location of the field and the local markets. In some locations, we may use proprietary CO2 reduction units to process our own gas and sell it to nearby local markets. In other cases, we may connect to nearby high pressure transmission pipelines. We are not currently aware of any restraints with respect to pipeline availability. However, because of the nature of natural gas development, there may be periods of time when pipeline capacity is inadequate to meet our transportation needs. It is often the case that as new development comes on-line, pipelines are near or at capacity before new pipelines are built.

We have no firm delivery contract for the delivery of our natural gas sales.

To the extent that we bring new wells on-line and our production volume increases, of which there is no assurance, we will sell the new production in the spot markets or under new monthly base contracts. We expect that we will usually sell in this fashion partly through firm gas delivery contracts, and partly in the spot markets.

Prices for oil and natural gas fluctuate fairly widely based on supply and demand. Supply and demand are influenced by weather, foreign policy and industry practices. For example, demand for natural gas has increased in recent years due to a trend in the power plant industry to move away from using oil and coal as a fuel source to using natural gas, because natural gas is a cleaner fuel. Nonetheless, in light of historical fluctuations in prices, there can be no assurance at what price we will be able to sell our oil and natural gas. It is possible that prices will be low at the time periods in which the wells are most productive, thereby reducing overall returns.

Other Properties

As previously disclosed, we are currently considering oil and gas drilling opportunities in the Salt Creek Prospect area of Oklahoma, where we own an undivided 100% working interest in 1,000 undeveloped acres.

Competition

The natural gas and oil industry is intensely competitive and speculative in all of its phases. We encounter competition from other natural gas and oil companies in all areas of our operations. In seeking suitable natural gas and oil properties for acquisition, we compete with other companies operating in our areas of interest, including medium and large natural gas and oil companies and other independent operators, which have greater financial resources and have been engaged in the exploration and production business for a much longer time than we have. Many of our competitors also have substantially larger operating staffs than we do. Many of these competitors not only explore for and produce natural gas and oil but also market natural gas and oil and other products on a regional, national or worldwide basis. These competitors may be able to pay more for productive natural gas and oil properties and exploratory prospects, and define, evaluate, bid for and purchase a greater number of properties and prospects than we are able to. In addition, these competitors may have a greater ability to continue exploration activities during periods of low market prices. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to finance and consummate transactions in a highly competitive environment.

The prices of our natural gas and oil production will be controlled by market forces. However, competition in the natural gas and oil exploration industry also exists in the form of competition to acquire leases and obtain favorable transportation prices. We are extremely small, with limited financial resources and may have difficulty acquiring additional acreage and/or projects and may have difficulty arranging for the transportation of our production. We also face competition in obtaining natural gas and oil drilling rigs and in sourcing the manpower to run them and provide related services.

Government Regulation of the Oil and Gas Industry

General. Our business is affected by numerous laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the energy industry. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We currently operate one property. We believe that operations where we own interests comply in all material respects with applicable laws and regulations and that the existence and enforcement of these laws and regulations have no more restrictive an effect on our operations than on other similar companies in the energy industry.

The following discussion contains summaries of certain laws and regulations that may have a material affect on our operations, and is qualified by reference to the text of the laws and regulations described.

Federal Regulation of the Sale and Transportation of Oil and Gas. Various aspects of our oil and gas operations are or will be regulated by agencies of the federal government. The Federal Energy Regulatory Commission, or FERC, regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938, or NGA, and the Natural Gas Policy Act of 1978, or NGPA. In the past, the federal government has regulated the prices at which oil and gas could be sold. While "first sales" by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act.

The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993, and resulted in a series of orders being issued by FERC requiring interstate pipelines to provide transportation services separately, or "unbundled," from the pipelines' sales of gas and to provide open access transportation on a nondiscriminatory basis that is equal for all natural gas shippers.

We do not believe that we will be affected by these or any other FERC rules or orders materially differently than other natural gas producers and marketers with which we compete.

The FERC also has issued numerous orders confirming the sale and abandonment of natural gas gathering facilities previously owned by interstate pipelines and acknowledging that if the FERC does not have jurisdiction over services provided on those facilities, then those facilities and services may be subject to regulation by state authorities in accordance with state law. A number of states have either enacted new laws or are considering the adequacy of existing laws affecting gathering rates and/or services. Other state regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Thus, natural gas gathering may receive greater regulatory scrutiny of state agencies in the future. Our anticipated gathering operations could be adversely affected should they be subject in the future to increased state regulation of rates or services, although we do not believe that we would be affected by such regulation any differently than other natural gas producers or gatherers. In addition, the FERC's approval of transfers of previously-regulated gathering systems to independent or pipeline affiliated gathering companies that are not subject to FERC regulation may affect competition for gathering or natural gas marketing services in areas served by those systems and thus may affect both the costs and the nature of gathering services that will be available to interested producers or shippers in the future.

We conduct certain operations on federal oil and gas leases, which are administered by the Minerals Management Service, or MMS. Federal leases contain relatively standard terms and require compliance with detailed MMS regulations and orders, which are subject to change. Among other restrictions, the MMS has regulations restricting the flaring or venting of natural gas, and has proposed to amend those regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Under certain circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition, cash flows and operations. The MMS issued a final rule that amended its regulations governing the valuation of crude oil produced from federal leases. This rule, which became effective June 1, 2000, provides that the MMS will collect royalties based on the market value of oil produced from federal leases, and was further modified by amendments to the June 2000 MMS rules, effective July 1, 2004. Also, the MMS promulgated new Federal Gas Valuation rules effective June 1, 2005 (70 FR 11869, March 10,
2005) concerning calculation of transportation costs, including the allowed rate of return in the calculation of actual transportation costs in non-arm's length arrangements, and addressing various other related matters. We cannot predict whether the MMS will take further action on oil and gas valuation matters. However, we do not believe that any such rules will affect us any differently than other producers and marketers of crude oil with which we compete.

Additional proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC, the MMS, state commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely. Notwithstanding the foregoing, we do not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon our capital expenditures, earnings or competitive position. No material portion of our business is subject to re-negotiation of profits or termination of contracts or subcontracts at the election of the federal government.

State Regulation. Our operations also are subject to regulation at the state and, in some cases, county, municipal and local governmental levels. This regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandonment of wells and the disposal of fluids used and produced in connection with operations. Our operations also are or will be subject to various conservation laws and regulations. These include (1) the size of drilling and spacing units or proration units, (2) the density of wells that may be drilled, and (3) the unitization or pooling of oil and gas properties. In addition, state conservation laws, which frequently establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, but (except as noted above) does not generally entail rate regulation. These regulatory burdens may affect profitability, but we are unable to predict the future cost or impact of complying with such regulations.

Environmental Matters. Operations on properties in which we have an interest are subject to extensive federal, state and local environmental laws that regulate the discharge or disposal of materials or substances into the environment and otherwise are intended to protect the environment. Numerous governmental agencies issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial administrative, civil and criminal penalties and in some cases injunctive relief for failure to comply. Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose 'strict liability" for environmental contamination. These laws render a person or company liable for environmental and natural resource damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault. Other laws, rules and regulations may require the rate of oil and gas production to be below the economically optimal rate or may even prohibit exploration or production activities in environmentally sensitive areas. In addition, state laws often require some form of remedial action, such as closure of inactive pits and plugging of abandoned wells, to prevent pollution from former or suspended operations. Legislation has been proposed in the past and continues to be evaluated in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes." This reclassification would make these wastes subject to much more stringent storage, treatment, disposal and clean-up requirements, which could have a significant adverse impact on operating costs. Initiatives to further regulate the disposal of oil and gas wastes are also proposed in certain states from time to time and may include initiatives at the county, municipal and local government levels. These various initiatives could have a similar adverse impact on operating costs. The regulatory burden of environmental laws and regulations increases our cost and risk of doing business and consequently affects our profitability.

The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the 'superfund" law, imposes liability, without regard to fault, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the current or prior owner or operator of the disposal site or sites where the release occurred and companies that transported, disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the federal or state government to pursue such claims. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury or property or natural resource damages allegedly caused by the hazardous substances released into the environment. Under CERCLA, certain oil and gas materials and products are, by definition, excluded from the term "hazardous substances." At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. Similarly, under the federal Resource, Conservation and Recovery Act, or RCRA, which governs the generation, treatment, storage and disposal of 'solid wastes" and "hazardous wastes," certain oil and gas materials and wastes are exempt from the definition of "hazardous wastes." This exemption continues to be subject to judicial interpretation and increasingly stringent state interpretation. During the normal course of operations on properties in which we have an interest, exempt and non-exempt wastes, including hazardous wastes, that are subject to RCRA and comparable state statutes and implementing regulations are generated or have been generated in the past. The U.S. Environmental Protection Agency and various state agencies continue to promulgate regulations that limit the disposal and permitting options for certain hazardous and non-hazardous wastes.

Our operations will involve the use of gas fired compressors to transport collected gas. These compressors are subject to federal and state regulations for the control of air emissions. Title V status for a facility results in significant increased testing, monitoring and administrative and compliance costs. To date, other compressor facilities have not triggered Title V requirements due to the design of the facility and the use of state-of-the-art engines and pollution control equipment that serve to reduce air emissions. However, in the future, additional facilities could become subject to Title V requirements as compressor facilities are expanded or if regulatory interpretations of Title V applicability change. Stack testing and emissions monitoring costs will grow as these facilities are expanded and if they trigger Title V. The U.S. Environmental Protection Agency and some other state environmental agencies have increased their focus on control of minor gas emission leaks from pipelines, compressors, tanks, and related oil and gas production and storage equipment in response to ozone non-attainment requirements increasing the costs and complexity of our operations. We believe that we are in substantial compliance with applicable laws, rules and regulations relating to the control of air emissions at the facilities on the properties in which we have an interest.

Although we maintain insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that our insurance will be adequate to cover all such costs, that the insurance will continue to be available in the future or that the insurance will be available at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and operations.

Compliance with environmental requirements, including financial assurance requirements and the costs associated with the cleanup of any spill, could have a material adverse effect on our capital expenditures, earnings or competitive position. We do believe, however, that we are in substantial compliance with current applicable environmental laws and regulations. Nevertheless, changes in environmental laws have the potential to adversely affect operations. At this time, we have no plans to make any material capital expenditures for environmental control facilities.

Employees

As of August 17, 2007, we have twenty-eight full-time employees and no part-time employees. We are not a party to any collective bargaining agreements. We believe that our relations with our employees are good.

                           RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information provided in this Form 10-SB and attached hereto before purchasing our common stock. The risks described below are those we currently believe may materially affect us. Our future development is and will continue to be dependent upon a number of factors. You should carefully consider the following information as well as the more detailed information concerning our Company contained elsewhere in this Form 10-SB before making any investment. An investment in our common stock involves a high degree of risk, and should be considered only by persons who can afford to lose the entire amount of their investment.

Risks related to our industry, business and strategy.

We have not had operations in the past and we may not be profitable in the future.

Our business was established pursuant to transactions which closed in March and November 2006, and we have a limited operating history. An investment in our securities is subject to all of the risks involved in a newly established business venture, including unanticipated problems, delays, expenses and other difficulties. The development of our business plan will require substantial capital expenditures. Our future financial results will depend primarily on our ability to locate profitable assets and business opportunities, which in turn will be dependent on our ability to manage those activities profitably, on the market prices for oil and natural gas, and on general economic conditions. It is possible that we will be unable to achieve or sustain profitability or positive cash flows from our operating activities.

Our operations require large amounts of capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.

Our current plans require us to make large capital expenditures for the exploration and development of our existing acreage. We expect to spend approximately $5,000,000 on additional drilling and development activities for our fiscal year ending December 31, 2007. We also anticipate that we will need substantial additional capital to pursue other potential projects. Historically, we have funded our capital expenditures through the issuance of equity.

There are no commitments from any source to provide any equity or debt financing. Even if we do obtain equity or debt financing, issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Debt financing, if obtained, could lead to:

     * a substantial portion of our operating cash flow being dedicated to the payment of principal and interest,

     * our being more vulnerable to competitive pressures and economic downturns, and

     *    restrictions on our operations.

If we are unable to obtain capital through an equity or debt financing or otherwise, our ability to execute our business plans could be greatly limited. Moreover, we will need to increase our sources of revenue, funding or both to sustain operations for the long run, and we may be unsuccessful in these efforts.

Our limited experience in the oil and gas industry could inhibit our ability to grow.

Our Company has limited expertise in the area of oil and gas exploration, and our officers and directors do not have significant technical training or experience in the oil and gas industry. Accordingly, the Company has engaged third party geologists and landmen who have been largely responsible for the evaluation, recommendation and acquisition of the Company's existing leases. The Company has historically retained, and plans to continue in the future to retain, drilling contractors, technicians, landmen, additional geologists and engineers to direct the drilling and completion of oil and gas wells on its leases, and to aid in the acquisition and evaluation of other properties.

We may not discover commercially productive oil and gas reserves, which could inhibit our ability to meet our business goals.

Our ability to locate reserves is dependent upon a number of factors, including our participation in multiple exploration projects and our technological capability to locate oil and gas in commercial quantities. We may not have the opportunity to participate in projects that economically produce commercial quantities of oil and gas in amounts necessary to create a positive cash flow for the Company, and the projects in which we elect to participate may not be successful. In addition, our planned projects may not result in significant reserves, and we may be unsuccessful in drilling productive wells at economical reserve replacement costs.

Oil and gas prices are volatile, and an extended decline in prices will negatively affect our financial results, impede our growth and hurt our business prospects.

Our future profitability and rate of growth and the anticipated carrying value of our oil and gas properties could be affected by the then prevailing market prices for oil and gas. We expect the markets for oil and gas to continue to be volatile. If we are successful in continuing to establish production, any substantial or extended decline in the price of oil or gas could:

     *    have a material adverse effect on our results of operations,

     *    limit our ability to attract capital,

     * make the formations we are targeting significantly less economically attractive,

     *    reduce our cash flow and borrowing capacity, and

     *    reduce the value and the amount of any future reserves.

Various factors will affect prices of oil and gas, including:

     *    worldwide and domestic supplies of oil and gas,

     * the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,

     * political instability or armed conflict in oil or gas producing regions,

     *    the price and level of foreign imports,

     *    worldwide economic conditions,

     *    marketability of production,

     *    the level of consumer demand,

     *    the price, availability and acceptance of alternative fuels,

     *    the availability of processing and pipeline capacity,

     *    weather conditions, and

     *    actions of federal, state, local and foreign authorities.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. In addition, sales of oil and gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year.

Our exploration and development activities are subject to reservoir and operational risks which may lead to increased costs and decreased production.

The marketability of our oil and gas production, if any, will depend in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market our oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from the sale of production.

Even when oil and gas is found in what is believed to be commercial quantities, reservoir risks, which may be heightened in new discoveries, may lead to increased costs and decreased production. These risks include the inability to sustain deliverability at commercially productive levels as a result of decreased reservoir pressures, large amounts of water, or other factors that might be encountered. As a result of these types of risks, most lenders will not loan funds secured by reserves from newly discovered reservoirs, which would have a negative impact on our future liquidity. Operational risks include hazards such as fires, explosions, craterings, blowouts (such as the blowout experienced at our initial exploratory well), uncontrollable flows of oil, gas or well fluids, pollution, releases of toxic gas and encountering formations with abnormal pressures. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur substantial losses. The occurrence of any one of these significant events, if it is not fully insured against, could have a material adverse effect on our financial condition and results of operations.

We face risks related to title to the leases we enter into that may result in additional costs and affect our operating results.

It is customary in the oil and gas industry to acquire a leasehold interest in a property based upon a preliminary title investigation. If the title to the leases acquired is defective, we could lose the money already spent on acquisition and development, or incur substantial costs to cure the title defect, including any necessary litigation. If a title defect cannot be cured, we will not have the right to participate in the development of or production from the leased properties. In addition, it is possible that the terms of our oil and gas leases may be interpreted differently depending on the state in which the property is located. For instance, royalty calculations can be substantially different from state to state, depending on each state's interpretation of lease language concerning the costs of production. We cannot guarantee that there will be no litigation concerning the proper interpretation of the terms of our leases. Adverse decisions in any litigation of this kind could result in material costs or the loss of one or more leases.

To the extent that we undertake exploratory drilling, it is a high risk activity with many uncertainties that could adversely affect our business, financial condition or results of operations.

Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive oil or gas reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     *    unexpected drilling conditions,

     *    pressure or irregularities in formations,

     *    equipment failures or accidents,

     *    adverse weather conditions,

     *    compliance with governmental requirements,

     * shortages or delays in the availability of drilling rigs and the delivery of equipment, and

     *    shortages of trained oilfield service personnel.

Our future drilling activities may not be successful, and our overall drilling success rate or our drilling success rate for activities within a particular area may decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified a number of potential exploration projects, it is possible we may never drill these projects, and we may never produce oil or gas from these or any other potential exploration projects.

Accounting rules may require write-downs, which may result in a charge to earnings.

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All developmental costs are capitalized. We are predominately engaged in exploration and production activities.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Depreciation of non-oil and gas properties is over their estimated useful life of three years, using the straight line method. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized. Expenditures less than $1,000, including contract labor, are expensed to operations in the year incurred.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management's future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal Of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed and amortized on an aggregate basis.

The oil and gas exploration and production industry is highly competitive and this competition may inhibit our ability to acquire and develop profitable properties.

We compete in oil and gas exploration with a number of other companies. Many of these competitors have financial and technological resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition. In addition, from time to time, there may be competition for, and shortage of, exploration, drilling and production equipment. These shortages could lead to an increase in costs and delays in operations that could have a material adverse effect on our business and our ability to develop our properties. Problems of this nature also could prevent us from producing any oil and gas we discover at the rate we desire to do so. The oil and gas industry is heavily regulated and costs associated with such regulation could reduce our profitability.

Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration. The overall regulatory burden on the industry increases the cost of doing business, which, in turn, decreases profitability.

Our oil and gas operations must comply with complex environmental regulations and such compliance is costly.

Our oil and gas operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. New laws or regulations, or changes to current requirements, could have a material adverse effect on our business. We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between state and federal agencies. We could face significant liabilities to the government and third parties for discharges of oil, natural gas, produced water or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation. We cannot be sure that existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced or altered in the future, will not have a material adverse effect on our results of operations and financial condition.

Technological changes could put us at a competitive disadvantage.

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at a substantial cost. If other oil and gas exploration and development companies implement new technologies before we do, those companies may be able to provide enhanced capabilities and superior quality compared with what we are able to provide. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If we are unable to utilize the most advanced commercially available technologies, our business could be materially and adversely affected.

Oil and gas sales are seasonal leading to varying cash flow during the year.

Sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of our oil and gas production, if any, will depend in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could negatively affect our ability to produce and market oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from sales of production. The availability of markets and the volatility of product prices represent a significant risk to us.

Our oil and gas business depends on transportation facilities owned by others, and regulation of those transportation facilities could adversely affect our business.

The marketability of our potential oil and gas production depends in part on the availability, proximity and capacity of pipeline systems owned or operated by third parties. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

Oil and gas reserve estimates may not be accurate.

There is significant uncertainty associated with the estimation of quantities of proved oil and natural gas reserves, the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in any exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimates, and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different, and often materially so, from the quantities of oil and natural gas that are ultimately recovered. Furthermore, estimates of quantities of proved reserves and their PV-10 value may be affected by changes in crude oil and gas prices because the Company's quantity estimates are based on prevailing prices at the time of their determination.

Attempts to grow our business may adversely affect our resources.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that any rapid growth occurs, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of projects we are evaluating or in which we are participating, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations.

We are controlled by a small number of large stockholders who may exercise a proportionately larger influence on our strategies and business activities than stockholders with smaller holdings.

We are controlled by a small number of large stockholders who may engage in acts that may be in conflict with the interests of our stockholders with smaller holdings. Collectively, William J. Bosso and Bruce A. Hall, who are officers and directors of the Company, beneficially own 36% of our outstanding common stock prior to the filing of this Registration Statement, and will beneficially own approximately 31% of our outstanding common stock if all of the shares registered herein are sold. Accordingly, it is likely that these two officers, directors and stockholders will have a significant influence on the election of our directors and on our management, operations and affairs, with the ability to prevent or cause a change in control.

The failure to complete future acquisitions successfully could reduce earnings and slow growth.

We may not be able to identify properties for acquisition or may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in the oil and gas industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Our inability to market or distribute the oil and gas that we produce will adversely affect the success of our business.

Several factors may adversely affect our ability to market the oil and gas that we discover. These factors include the proximity, capacity and availability of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. Any one or a combination of these factors could result in our inability to sell our oil and gas at prices that would result in an adequate return on our invested capital. We currently distribute the oil that we produce through a single pipeline. If this pipeline were to become unavailable, we would incur additional costs to secure a substitute facility in order to deliver the oil and gas that we produce. In addition, we may be unable to procure additional transportation on terms satisfactory to us, or at all, to the extent we increase and expand the area or areas of our production.

Shortages of supplies, equipment and personnel may adversely affect our operations.

Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The oil and gas industry is cyclical and experiences periodic shortages of drilling rigs, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.

We will have limited control over the activities on properties we do not operate.

We currently are the operator over the oil and gas activities on our properties, but in the future other companies may operate some or many of the properties in which we have an interest. We will have limited ability to influence or control the operation or future development of these non-operated properties. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital in these drilling or acquisition activities.

Hedging our production may result in losses.

We currently have no hedging agreements in place. However, we may in the future enter into arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. We may enter into oil and gas hedging contracts in order to increase credit availability. Hedging will expose us to risk of financial loss in some circumstances, including if:

     *    production is less than expected,

     * the other party to the contract defaults on its obligations, or

     * there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, hedging may limit the benefit we would otherwise receive from increases in the prices of oil and gas. Further, if we do not engage in hedging, we may be more adversely affected by changes in oil and gas prices than our competitors who engage in hedging.

Our officers and directors are engaged in other businesses that result in conflicts of interest with us.

Both of our officers and directors also serve as directors of other companies or have significant shareholdings in other companies. For example, our Chief Executive Officer, William J. Bosso, is the CEO, director and largest shareholder of Nortia Capital Partners, Inc., a former business development company that is now focusing on merchant banking-type services to small, private companies seeking to become publicly held and traded. In addition, our Chief Financial Officer, Bruce A. Hall, is the Chief Financial Officer of Nortia Capital Partners. The amount of time and energy these officers and directors dedicate to their other business ventures could adversely impact the level of attention the Company receives from these officers and directors. Currently, Mr. Bosso devotes approximately ten percent of his professional time to other business ventures, and Mr. Hall devotes approximately fifty percent of his professional time to other business ventures.

Because of Nortia Capital's ownership of a large amount of our stock, our directors have a conflict of interest in certain situations, and could have additional conflicts of interest in other situations. To the extent that Nortia participates in ventures in which we may participate, or provides us with possible financial resources, these officers and directors will have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. The Company has not adopted any measures to address potential conflicts of interest.

Risks related to our common stock.

Even if an active trading market develops, stock prices may be volatile.

Although our common stock is currently traded on Pink Sheets, it is a thinly traded stock. There is no active trading market for the common stock and an investor cannot expect to liquidate his or her investment in an orderly manner regardless of the necessity of doing so. Investors should recognize the illiquidity of an investment in the Company.

It is currently anticipated that even if the trading volume in our common stock increases, the price of the common stock will be low and also may be volatile. Many brokerage firms may not effect transactions and may not deal with low priced securities as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining a market for our securities. In addition, investors may be unable to use our securities as collateral.

Our common stock may not continue to meet the criteria necessary to qualify for listing on the Pink Sheets. Further, our common stock may be unable to meet the criteria necessary to qualify for listing on NASDAQ or the American Stock Exchange. Even if our common stock does meet the criteria, it is possible that our common stock will not be accepted for listing on NASDAQ or the American Stock Exchange.

Our common stock may be subject to penny stock regulation.

As a penny stock, our common stock may be subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC Regulations generally define a penny stock to be an equity security that is not traded on the NASDAQ Stock Market or another recognized stock exchange and has a market price of less than $5.00 per share. Depending upon our stock price, we may be included within the SEC Rule 3(a)(51) definition of a penny stock and have our common stock considered to be a "penny stock," with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker- dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market. Our common stock will not be considered a "penny stock" if our net tangible assets exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years.

Raising additional capital would dilute existing shareholders.

In order to pursue our business plans, we will need to raise additional capital. If we are able to obtain additional funding through the sale of common stock, the financing would dilute the equity ownership of existing stockholders.

Our Board of Directors can issue preferred stock with terms that are preferential to our common stock.

Our Board of Directors may issue up to 50,000,000 shares of preferred stock without action by our stockholders. Rights or preferences of this preferred stock could include, among other things:

     * the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders,

     * greater or preferential liquidation rights which could negatively affect the rights of common stockholders, and

     * the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.

See "Description of Securities-Preferred Stock."

In addition, any preferred stock that is issued may have rights, including as to dividends, liquidation preferences and voting, that are superior to those of holders of common stock.

We have not and do not anticipate paying dividends on our Common
Stock.

We have not paid any cash dividends to date with respect to our common stock. We do not anticipate paying dividends on our common stock in the foreseeable future since we will use all of our earnings, if any, to finance expansion of our operations. We are authorized to issue preferred stock and may in the future pay dividends on our preferred stock that may be issued.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the 'selected Historical Financial Data" and the consolidated financial statements and related notes included elsewhere in this Form 10-SB. This discussion contains forward-looking statements reflecting our current expectations as well as estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" appearing elsewhere in this Form 10-SB.

Overview


We are a growing energy company focused on the acquisition, development, ownership, operation and investment in energy-related businesses and assets, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses. We acquired 75% of our wholly-owned subsidiary, Charles Hill Drilling, Inc., a Nevada corporation based in Texas, in March 2006 and then purchased the remaining 25% in May 2006. Through Charles Hill Drilling, we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. On this lease, we have drilled and completed the A-8 well, and re- entered, deepened and completed the A-7 well - both to a depth of approximately 4,200 feet. As of August 17, 2007, both of these wells are producing oil with a high ratio of frac water. We also have placed a compressor on four previously capped shallow wells, and as of August 17, 2007, we were receiving an aggregate of approximately 3 barrels of oil and 10 mcf of natural gas per day from the these four wells. In addition, we have leased an additional 400 acres that run contiguous to our 160-acre lease, and we have the right of first refusal on approximately 3,100 more acres in the same area. As of August 17, 2007, we have drilled three wells on the 400-acre property, and we are producing approximately 41 barrels of oil and 370 mcf of natural gas per day from these three wells. We have acquired 160 acres of the 3,100 acre property, and we have drilled one well on this property that is ready for completion. We continue to conduct a satellite imaging program covering all 3,660 of these acres in the Stephens County area. In January 2007, we acquired a 75% working interest in an additional lease covering 480 acres in Stephens County, Texas, and we have completed two wells on this property that are ready for production, and we are waiting on a gas line for these wells.


In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in the Salt Creek Prospect area of Oklahoma. We intend to conduct a satellite imaging program to further evaluate this acreage. We also intend to pursue acquisitions and/or investment in other energy-related businesses, assets, and/or investments, as opportunities, time and available capital will permit.

Recent Developments

In March 2006, we commenced a private placement offering of our common stock, which was completed in April 2007. We sold 6,935,350 shares of our common stock at $0.50 per share and raised approximately $3,395,892 in net proceeds from this placement. These sales were completed in reliance on exemptions from registration under Section 4(2) of the Securities Act of 1933 (as amended) (the "Act") and Rule 506 of Regulation D promulgated thereunder.

On April 25, 2007, we commenced a private placement offering of 5,000,000 shares of our common stock at $1.00 per share. The terms of this private placement offering provide that we may allow sales of up to an additional 1,000,000 shares (in excess of 5,000,000 shares) in the offering. Through August 17, 2007, we have raised $1,860,980 from this private placement, and there is no assurance that we will receive any additional proceeds from this offering. The offering will terminate on July 25, 2007 or such earlier or later date that we determine in our sole discretion. Any sales pursuant to this offering will be completed in reliance on exemptions from registration under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.

In April 2007, the Board of Directors and a majority of the stockholders approved an amendment to our Articles of Incorporation increasing the authorized capital to a total of 550,000,000 shares of stock, consisting of 50,000,000 shares of A preferred stock, $0.0001 par value per share, and 500,000,000 shares of common stock, $0.0001 par value per share. Additionally, the Board of Directors and the stockholders approved the reincorporation of the Company as a Maryland corporation, which was effective on April 30, 2007.

On June 20, 2007, the Company announced that the present value, as of June 1, 2007, of the estimated cash flow from its estimated proved oil and gas reserves, discounted at 10% per year ("PV-10"), has increased 629% from the 2006 reserve report. At December 31, 2006 the Company had estimated proved reserves of 265,000 mcf of natural gas and 1,400 BBLS of oil, with a PV-10 of $849,000. The 2007 estimated proved reserves show 569,500 mcf of natural gas, and 117,000 BBLS of oil with a PV-10 of $6,187,000. The $6,187,000 is net of royalties, drilling costs, operating expenses, and state taxes. These estimates include only proved reserves.

Plan of Operation

The Company's plan of operation for the next twelve months is to be an emerging mid continent oil and gas operating company focusing on opportunistic lease acquisition and drilling rig and oil and gas equipment ownership, coupled with aggressive capital funding for drilling programs. Since the Company will own and operate its drilling rigs and oil and gas equipment, it does not anticipate losing time in the near future due to non-availability of equipment and drilling, and we anticipate that operating costs will be better managed and controlled. It is anticipated that the Company will sell its oil and gas products to local pipeline operators who will deliver to commercial users or aggregators for further storage and distribution. However, until cash generated from operations is sufficient to satisfy our future liquidity requirements, we believe that we will be required to seek additional funds through the issuance of additional equity or debt securities or through credit facilities. As of August 17, 2007, the Company does not have enough cash to satisfy its ongoing cash requirements for the next twelve months. However, based on the proceeds the Company expects to receive from the sale of common stock and anticipated proceeds from the sale of the Company's oil and gas production during the next twelve months, the Company believes it will have sufficient funds to meet its cash requirements during the next twelve months.

Critical Accounting Estimates and Policies

The methods, estimates and judgment we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based upon this definition, our most critical estimates include the allocation of the purchase price of assets and liabilities acquired, valuation of common stock for services, the impairment of long-lived assets, valuation of the asset retirement obligation and the valuation allowance for deferred tax assets. We also have other key accounting estimates and policies, but we believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. For additional information see Note 2 'summary of Significant Accounting Policies" in the notes to our audited consolidated financial statements for the period March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates.

Allocation of the Purchase Price of Assets and Liabilities Acquired

On March 16, 2006, Knight acquired a 75% interest in Charles Hill Drilling, Inc. ("Hill"), an independent oil and gas services company that owns an executed lease agreement among other assets in Stephens County, Texas, for an aggregate purchase price of $1,500,000. The payment terms included (1) a cash payment of $350,000 at closing, (2) $250,000 paid by the issuance of five hundred thousand restricted shares of the Company's $0.001 par value common stock, based upon a share price of $0.50 per share, (3) $700,000 in the form of a promissory note paid in equal monthly installments over a ninety day period after closing, and (4) $200,000 in cash payments paid quarterly over a one-year period after closing. The share price of $0.50 per share was based on the price of common stock sold in a recent private placement offering to accredited investors.

On May 31, 2006, Knight acquired the remaining 25% interest in Hill for an aggregate purchase price of $500,000. The payment term was the issuance of one million restricted shares of common stock, based upon a share price of $0.50 per share. The $0.50 per share price used for the common stock was reflective of the price utilized by the Company in a recent private placement offering to accredited investors.

In relation to the $700,000 promissory note from the acquisition discussed above, in April 2006, the Company paid the first installment due of $234,000 to the note holder. In May 2006, the note holder requested that if the Company made the $233,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early ($215,000 in cash and $18,000 in form of a truck) and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price. Accordingly, there is no amount outstanding for the $700,000 promissory note.

In relation to the $200,000 of cash payments paid quarterly over a one-year payment after closing, the first installment was due June 30, 2006, and the remaining three payments were due September 30, 2006, December 31, 2006 and March 31, 2007. In July 2006, Knight paid the first $50,000 installment due as of June 30, 2006 for the acquisition described above resulting in an outstanding balance of $100,000 as of December 31, 2006. The Company has recorded the required payments as Note Payable - Related Party as of December 31, 2006.

As a result of the two transactions discussed above, Hill is now a 100% wholly-owned subsidiary of the Company. The aggregate $1,767,000 acquisition cost, net of the $233,000 purchase price adjustment discussed above, was allocated to the assets and liabilities acquired as follows:

         Working Capital                $       9,352
         Other non-current assets             318,685
         Rig and related equipment          1,438,963
                                        -------------
         Total acquisition cost         $   1,767,000
                                        =============

Valuation of Common Stock Issued for Services

The Company issued common stock during the period from March 2, 2006 (the date Knight Delaware was formed) through December 31, 2006. For all of these issuances, valuation was based on a share price of $0.50 per share, which was the price of common stock sold in a private placement offering occurring during this period.

Accounting for the Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Financial Accounting Standards, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon our evaluation, no impairment was determined for the period from March 2, 2006 (the date Knight Delaware was formed) through December 31, 2006.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations. The asset retirement obligations represent the estimated present value of the amounts expected to be incurred to plug, abandon, and remediate the producing properties at the end of their productive lives, in accordance with state laws, as well as the estimated costs associated with the reclamation of the property surrounding. The Company determines the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset's inception, with an offsetting increase to producing properties. Periodic accretion of the discount related to the estimated liability is recorded as an expense in the statement of operations.

The estimated liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells, and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. Revisions to the asset retirement obligations are recorded with an offsetting change to producing properties, resulting in prospective changes to depletion and depreciation expense and accretion of the discount. Because of the subjectivity of assumptions and the relatively long lives of most of the wells, the costs to ultimately retire the Company's wells may vary significantly from prior estimates.

Income Taxes

Income taxes are accounted for under the asset and liability method of SFAS No. 109, Accounting for Income Taxes (?SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Results of Operations

The following discussion of the results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto for the period from March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006 (Successor financial statements) and for the period from May 24, 2005 (Inception of Development Stage) to December 31, 2005 and the period from January 1, 2006 to March 16, 2006) (predecessor financial statements) included in this Form 10-SB. The financial statements for Integrated Technology Group, Inc. ("ITG") included in this Form 10-SB for the years ended December 31, 2005 and 2004 are excluded from this discussion as a result of the reverse merger capitalization that occurred in June 2006 between ITG and the Company.

Successor financial statements:

For the period March 2, 2006 (the date Knight Delaware formed) to December 31, 2006 sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customer.

                Revenues        $      40,736

Operating expenses:
Lease operating costs                  20,157
Exploration                            47,091
Repair and maintenance                159,710
General and administrative            316,252
Rent                                    7,048
Consulting                          1,062,669
Professional                          241,349
Depreciation                          112,080
Total operating expenses            1,966,356

Operating loss                     (1,925,620)

Other income (expense):
Forgiveness of debt                    10,000
Interest expense                       (7,373)
                                -------------
Total other income                      2,627
                                -------------
Net loss                        $  (1,922,993)
                                =============

Revenues
--------

Revenues were $40,736 from March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. Revenues are from the sale of the Company's oil and gas production.

Of the Company's $1,062,669 in expenses for consulting services, $685,250 consists of non-cash expenses, and $377,418 consists of cash expenses. Of the non-cash expenses, $287,000 is attributable to warrants issued to Nortia Capital Partners, Inc. ("Nortia") for consulting services, $287,000 is attributable to warrants issued to Lake Capital AG for consulting services, and $111,250 is attributable to shares of common stock issued in consideration for consulting services to the following persons, none of whom is a related party:
(i) Jerry Binder (shares valued at $17,500); (ii) John Brobjorg (shares valued at $25,000); (iii) Crescent Fund, LLC (shares valued at $18,750); and (iv) Ray Kurzon (shares valued at $50,000).

The consulting services paid for in cash were as follows: (i) $120,000 to Nortia for consulting services; (ii) $91,469 to Eckard Kirsch for consulting services; (iii) $52,228 to Com-advice AG for consulting services; (iv) $32,998 to NM Fleischhacker AG for fees associated with listing on the Frankfurt Stock Exchange; (v) $22,000 to RedChip Companies, Inc. for investor relation services; (vi) $21,000 to John Brobjorg for accounting services; (vii) $20,000 to Stock Profiler for consulting services; and (viii) a total of approximately $17,500 to a number of other parties, none of whom is a related party, for consulting services.

Operating Expenses:

Operating expenses were $1,966,356 from March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. The increase was primarily due to $1,062,669 of consulting, $241,349 of professional and $316,262 of general and administrative expenses. As discussed above, the $1,062,669 of consulting included $574,000 for a non-cash expense related to stock warrants issued for consulting services and $111,250 for a non-cash expense related to common stock issued for consulting services. The stock warrants were evaluated in accordance with SFAS 123R and utilized the Black Scholes method to determine valuation. The common stock issued for consulting services was valued utilizing a share price of $0.50 per share based on the price of common stock sold in a recent private placement offering. Professional expense of $241,349 was legal and accounting services incurred for the commencement of the Company's operations, the acquisition of Charles Hill Drilling, Inc. and the recapitalization of the Company. General and administrative expense of $316,262 was primarily from $241,897 of payroll expense.

Other Income (Expense):

Other income (expense) was $2,627 of income from March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. The amount represented $10,000 of forgiveness of debt income offset by $7,373 of interest expense. On September 15, 2006, the Company's obligation of $10,000 to a related party and the previous largest shareholder of the predecessor company was forgiven and was recorded as forgiveness of debt.

Predecessor financial statements:

                                      From May 24, 2005
                                  (Inception of Development       From January 1, 2006
                                  Stage) to December 31, 2005       to March 16, 2006
                                  ---------------------------     --------------------
OPERATING EXPENSES:
  General and administrative            $       50,033               $       3,004
  Failed acquisition cost                       95,500                           -
  Repairs and maintenance                       13,096                           -
  Rent                                           2,800                         400
  Consulting                                     1,337                       1,000
  Contract labor                                14,740                         275
  Depreciation                                  11,250                       3,913
                                        --------------               -------------
    Total operating expenses                   188,756                       8,592
                                        --------------               -------------
NET LOSS                                $     (188,756)              $      (8,592)
                                        ==============               =============

For the period from May 24, 2005 (Inception of Development Stage) to December 31, 2005.
--------------------------------------------------------------------

Revenues

The Company had no revenue for the period from May 24, 2005 (Inception of
Development Stage) to December 31, 2005.   As of December 31, 2005,
the Company had not yet generated revenue from its planned principal business operation and was thus considered to be in the development stage.

Operating Expenses:

Operating expenses were $188,756 for the period from May 24, 2005
(Inception of Development Stage) to December 31, 2005, primarily from $95,500 for failed acquisition cost and $50,033 of general and administrative expense.

For the period from January 1, 2006 to March 16, 2006.
------------------------------------------------------

Revenues

The Company had no revenue for the period from January 1, 2006 to March 16, 2006. As March 16, 2006, the Company had not yet generated revenue from its planned principal business operation and was thus considered to be in the development stage.

Operating Expenses:

Operating expenses were $8,592 for the period from January 1, 2006 to March 16, 2006, primarily from $3,004 for general and administrative expense and $3,913 of depreciation expense.


Liquidity and Capital Resources

Our principal sources of cash have been from the sale of our common stock. Our principal uses of cash are capital expenditures for our oil and gas operations and operating expenses, including working capital requirements. As of December 31, 2006, we had cash and cash equivalents of $15,544. Until cash generated from operations is sufficient to satisfy our future liquidity requirements, we believe that we will be required to seek additional funds through the issuance of additional equity or debt securities or through credit facilities. The sale of additional equity would result in additional dilution to our stockholders. Financing may not be available in the future in amounts or on terms acceptable to us, if at all.

As of December 31, 2006, we had a working capital deficiency of approximately $410,275. In March 2006, we commenced a private placement offering of our common stock and the offering was completed in April 2007. We sold 6,935,350 shares of our common stock at $0.50 per share and raised approximately $3,395,892 in net proceeds from this placement. These sales were completed in reliance on exemptions from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On April 25, 2007, we commenced a private placement offering of 5,000,000 shares of our common stock at a price of $1.00 per share. We may allow sales of up to an additional 1,000,000 shares (in excess of 5,000,000 shares) pursuant to the exercise of part or all of the over-allotment option covering these additional shares. Through
August 17, 2007, we have raised $1,860,980 from this private placement, and there is no assurance that we will receive any additional proceeds from this offering. These sales were completed in reliance on exemptions from registration under Section 4(2) of the Securities
Act and Rule 506 of Regulation D promulgated thereunder.

Operating Activities

Cash used in operating activities was $786,250 for the period March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. The use of cash in operating activities was primarily from $1,922,993 of net loss offset by $111,250 of stock issued for consulting, $574,000 of stock warrants issued for consulting, $108,631 of depreciation and $288,212 of increase in accrued expenses.

Investing Activities

Cash used in investing activities was $1,779,481 for the period March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. The use of cash in investing activities was comprised of $349,989 for the acquisition of Charles Hill Drilling, Inc., net of cash acquired, $723,576 of investment in oil and gas properties and $705,916 for the purchase of property and equipment.

Financing Activities

Cash provided by financing activities was $2,581,275 for the period March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. The source of cash provided by financing activities was primarily from $3,116,525 of cash proceeds from the sale of common stock excluding founders' shares, $170,000 of cash proceeds from the issuance of a related party note payable, offset by $719,000 for the repayment of a note payable-related party.

Debt

The following summarizes our debt obligations at December 31, 2006:

Notes Payable - Related parties

Notes Payable - Related Parties at December 31, 2006 consisted of the following:

Note payable to president of Charles Hill Drilling, Inc. $ 100,000

In March 2006, the Company acquired Charles Hill Drilling, Inc. and the purchase price included a $700,000 promissory note due and payable 90 days after closing and $200,000 note payable. In relation to the $700,000 promissory note from the acquisition, in April 2006, the Company paid the first installment due of $234,000 to the note holder. In May 2006, the note holder requested that if the Company made the $233,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early ($215,000 in cash and $18,000 in form of a truck) and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price. Accordingly, there is no longer an amount outstanding for the $700,000 promissory note.

In relation to the $200,000 of cash payments paid quarterly over a one year payment after closing, the first installment was due June 30, 2006 and the remaining three payments were due September 30, 2006, December 31, 2006 and March 31, 2007. In July 2006, Knight paid the first $50,000 installment due as of June 30, 2006 for the acquisition described above resulting in an outstanding balance of $150,000 as of September 30, 2006. In November 2006, Knight paid the second $50,000 installment due as of September 30, 2006 for the acquisition. The Company has recorded the $100,000 of required payments as Note Payable
- - Related Party as of December 31, 2006.

On September 15, 2006, the Company's obligation of $10,000 to a related party and the previous largest shareholder of the predecessor company was forgiven as was recorded as forgiveness of debt

Asset Retirement Obligations

The following represents a reconciliation of the asset retirement obligations for the period from March 2, 2006 (the date Knight
Delaware was formed) to December 31, 2006:

Asset retirement obligations at beginning of year     $         -
Revision to estimate and additions                         76,830
Liabilities settled during the period                           -
Accretion of discount                                       3,449
                                                      -----------
Asset retirement obligations at end of year           $    80,279
                                                      ===========

Capital Expenditures

Capital expenditures were $1,429,492 for the period March 2, 2006 (the date Knight Delaware was formed) to December 31, 2006. Capital expenditures were primarily used for investment in oil and gas properties and the purchase of property and equipment.

Our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

     * expansion of our business and implementation of our exploration and development strategies,

     * our pursuit of strategic transactions, including acquisitions, joint ventures and capital investments, and

     *    our entrance into new markets.

     * Inflation has not had a significant impact on our revenue and operations.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table highlights, as of December 31, 2006, our contractual obligations and commitments by type and period:

                                                        Payments Due by Period

Contractual Obligations              Total   Less than 1 year   1-3 years   4-5 years   After 5 years
- ------------------------            --------  ----------------   ---------   ---------   -------------
  Operating lease                   $  2,800     $  2,800            -           -             -
  Note Payable - Related Party      $100,000     $100,000            -           -             -
                                    --------     --------          -----       -----         -----
  Total Obligations                 $102,800     $102,800            -           -             -
                                    ========     ========          =====       =====         =====

Impact of Recent Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109. FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the entity determines that it is more-likely-than-not that the tax position will be ultimately sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe adoption of this standard will have a material impact on its results of operations and financial position.

    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table summarizes certain information as of August 17, 2007 with respect to the beneficial ownership of our common stock by
(1) our directors and executive officers, (2) stockholders known by us to own 5% or more of the shares of our common stock, and (3) all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws, where applicable, the person named below has voting and investment power with respect to all shares of our common stock shown as beneficially owned by him.


                                                         Amount and Nature
                         Name and Address of               of Beneficial      Percent of
Title of Class           Beneficial Owner (a)                Ownership           Class
--------------           -----------------------------   -----------------    ----------

Common Stock             William J. Bosso                    6,050,000 (b)        20%
                         Knight Energy Corp.
                         400 Hampton View Court
                         Alpharetta GA 30004

Common Stock             Bruce A. Hall                       5,000,000 (b)        16%
                         Knight Energy Corp.
                         400 Hampton View Court
                         Alpharetta GA 30004

Common Stock             All officers and directors         11,050,000 (b)        36%
                         as a group (two persons)

Common Stock             Harrysen Mittler (d)                4,850,000 (b)        16%
                         16-1375 Southdown Road,
                         #126
                         Mississauga, Ontario L5J 2Z1

Common Stock             Matthew Henninger (e)               6,050,000 (b)        20%
                         930 5th Ave
                         Apartment 8-H
                         New York, NY 10021

Common Stock             Nortia Capital Partners, Inc. (g)   3,750,000 (b)        12%
                         Knight Energy Corp.
                         400 Hampton View Court
                         Alpharetta GA 30004

Common Stock             Lake Capital AG (f)                 3,750,000 (c)        12%
                         Grabenstrasse 25
                         CH-6340 Baar
                         Switzerland


(a) Under Rule 13d-3 under the Securities Exchange Act of 1934, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

       (i) voting power, which includes the power to vote, or to direct the voting of shares, and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Offering. As of August 17, 2007, the Company had 25,497,855 shares of common stock outstanding, and warrants to purchase 5,000,000 shares of our common stock.

(b) Includes the 1,250,000 shares and 2,500,000 warrants owned by Nortia Capital Partners, Inc. ("Nortia"), of which Messrs. Bosso, Hall, Henninger and Mittler may be considered to be affiliates. The shares of Nortia Capital Partners, Inc. are included six times in this table. In the case of shares owned by Nortia, the named person (other than Nortia) does not have sole voting and investment power.

(c) Includes 1,250,000 shares and 2,500,000 warrants to purchase shares.

(d) Mr. Mittler is the former chief financial officer and a former director of Nortia Capital Partners, Inc.

(e)    Mr. Henninger is the President and a director of Nortia Capital
       Partners, Inc.

(f) Mr. Eckerd Kirsch is the natural person with the power to vote and dispose of the securities held by Lake Capital AG. Mr. Kirsch provided assistance to the Company in relation to its formation and the raising of capital.

(g) William J. Bosso and Bruce A. Hall serve as the chief executive officer and chief financial officer, respectively, of Nortia Capital Partners, Inc. Mr. Bosso and Mr. Hall, together with Mr. Henninger, are the natural persons with the power to vote and dispose of the securities held by Nortia Capital Partners, Inc.


                  DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies our executive officers and directors:


Name                    Age       Positions Held With The Company     Director Since
-----                   ---       -------------------------------     --------------
William J. Bosso        58        Chief Executive Officer,              March 2006
                                  President and Director

Bruce A. Hall           51        Chief Financial Officer,
                                  Treasurer, Secretary and Director     March 2006

The principal occupations of each of our executive officers and directors for at least the past five years are as follows:

William J. Bosso has served as the Chief Executive Officer and a director of the Company since November 2006. Mr. Bosso has also served as the Chief Executive Officer and a director of our wholly-owned subsidiary, Knight Delaware, since March 2006. Since December 2004, Mr. Bosso also has been the Chief Executive Officer of Nortia Capital

Partners, Inc. ("Nortia"), a publicly traded merchant banking firm, of which he has served as a director since October 2004. Previously, he served as a director and president of Nortia Capital Partners, Inc., a Nevada corporation, from April 2003 until December 2004, when it merged into Nortia. Between February 2002 and April 2003, Mr. Bosso served as President and Chief Executive Officer of the BF Acquisition Group. Mr. Bosso has served as a consultant to privately and publicly held corporations for the past 15 years, advising businesses in the telecommunications, insurance, airline, medical, entertainment, stock transfer, financial communications, restaurant and golf equipment industries. Mr. Bosso brings significant experience in the public markets, including numerous contacts in all aspects of operating a publicly held business. He has assisted in bringing companies public through forward mergers, reverse mergers and acquisitions. He has provided financing personally, and through traditional means of private equity investment.

Bruce A. Hall has served as the Chief Financial Officer and a director of the Company since November 2006. Mr. Hall also has served as the Chief Financial Officer and a director of our wholly-owned subsidiary, Knight Delaware, since March 2006. Mr. Hall has significant public company experience and has previously worked as a senior financial executive with extensive experience in the real estate, energy, financial services, consulting and manufacturing industries. Since
May 2003, Mr. Hall has been a consultant providing financial and management services for a number of public and private companies. Since January 2006, Mr. Hall has been the Chief Financial Officer of Nortia Capital Partners, Inc., a publicly traded merchant banking firm. From May 2004 to July 2007, Mr. Hall was the interim Chief Financial Officer of RG America, Inc., a publicly traded company that provides a broad array of synergistic products and services that addresses several key financial aspects of the commercial real estate market. From July 2006 to July 2007, Mr. Hall became was the Chief Executive Officer of RG. From January 2005 through March 2006, Mr. Hall, as a consultant, was the interim Chief Executive Officer and Chief Financial Officer of Dent Zone International, Inc., a private company providing after-market services for the automobile market. From May 1999 through May 2003, Mr. Hall was the Chief Financial Officer of Probex Corp., a formerly publicly traded used oil recycling company that filed for protection under Chapter 7 of the United States Bankruptcy Code in May 2003. Previously, he held senior level positions at Recognition Equipment, Inc. and Harris Adacom Corporation, and was a multi-family housing developer.
Mr. Hall began his career in public accounting with Arthur Young & Company, a predecessor of Ernst & Young LLP. Mr. Hall is a licensed CPA in the State of Texas, a licensed Certified Management
Accountant (CMA) and is a graduate of the University of Texas at Austin.

Mr. Bosso and Mr. Hall devote a significant amount of their daily activities to the Company's operations, although not on a full time basis.

On May 1, 2006, we executed a consulting arrangement with a non-employee consultant, John N. Brobjorg, who is not a related party. Mr. Brobjorg provides accounting and consulting services to the Company. Our agreement with Mr. Brobjorg provides for a term of two years, and can be terminated by either party upon a 30-day written notification. Mr. Brobjorg is to receive $2,500 per month for his services, and is to be reimbursed for all of his out-of-pocket expenses.


                      EXECUTIVE COMPENSATION

The following table summarizes all compensation recorded by the Company since March 2006 through the fiscal year ended December 31, 2006 for our named executive officers. The Company's only named executive officers are its principal executive officer William J. Bosso, and its principal financial officer Bruce A. Hall. During the period March 2, 2006 through October 1, 2006 (the effective date of the employment contracts for both of Mr. Bosso and Mr. Hall), these individuals did not receive a salary or any other form of payment, and effectively worked for free while they established the Company. During the period March 2, 2006 (the date Knight Delaware was formed) through December 31, 2006, the Company did not pay any salary or compensation to either of Mr. Bosso or Mr. Hall other than the amounts set forth in the table below.

                    SUMMARY COMPENSATION TABLE

Name and Principal                                     All Other      Total
  Position[1]            Year        Salary ($)[2]    Compensation     ($)
---------------------   -------     ---------------  -------------  ----------
William J. Bosso,
CEO and Director        2006        $      62,500    $      9,000   $   71,500

Bruce A. Hall,
CFO and Director        2006        $      37,500    $      9,000   $   46,500

[1] Mr. Bosso and Mr. Hall also serve as the sole directors on the Company's board of directors. Neither Mr. Bosso nor Mr. Hall receive any compensation for these director roles.

[2]   Salary is total base salary earned by Mr. Bosso and Mr. Hall.


Employment Agreements

Effective October 1, 2006, we entered into an employment agreement with William J. Bosso relating to his service as our Chief Executive Officer. This agreement provides for a term of five years and an annual salary of $250,000 per year. In the event Mr. Bosso is terminated prior to the completion of the five- year term, he is entitled to receive a one time net termination fee of $1,000,000. This employment agreement also provides for Mr. Bosso to receive $3,000 per month for car and local travel related expenses, and, until such time as the Company makes a company-sponsored health insurance plan available to its employees, reimbursement of up to $1,750 per month for health insurance expenses.

Effective October 1, 2006, we entered into an employment agreement with Bruce A. Hall relating to his service as our Chief Financial Officer. This agreement provides for a term of five years and an annual salary of $150,000 per year. In the event Mr. Hall is terminated prior to the completion of the five year- term, he is entitled to receive a one-time net termination fee of $1,000,000. This employment agreement also provides for Mr. Hall to receive $3,000 per month for car and local travel related expenses, and, until such time as the Company makes a company- sponsored health insurance plan available to its employees, reimbursement of up to $1,750 per month for health insurance expenses.

In the future we may implement a retirement savings plan and medical insurance plan covering our officers and other employees.

Although each of the employment agreements for Mr. Bosso and Mr. Hall include provisions for reimbursement of up to $1,750 per month for health insurance expenses, neither Mr. Bosso nor Mr. Hall received any reimbursement for health insurance expenses for the year ended
December 31, 2006.

We do not have any other contractual arrangements with our executive officers or directors, nor do we have any compensatory arrangements with our executive officers other than as described above. Except as described above with respect to Messrs. Bosso and Hall, we have not agreed to make any payments to our named executive officers because of resignation, retirement or any other termination of employment with us or our subsidiaries, or from a change in control of us, or a change in the executive's responsibilities following a change in control.

        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND
                        DIRECTOR INDEPENDENCE

In March 2006, our current officers and directors, William J. Bosso and Bruce A. Hall, as well as Harrysen Mittler, Matthew Henninger and Nortia Capital Partners, Inc., purchased 13,750,000 common shares of Knight Delaware for $.0001 per share. In November 2006, we exchanged shares of our common stock on a one- to-one basis for these 13,750,000 Knight Delaware shares. The number of shares purchased in March 2006 by these individuals were as follows:


           Name                    Shares Purchased in March 2006
 ----------------------------------------------------------------
 William J. Bosso                            2,500,000
 Bruce A. Hall                               1,250,000
 Harrysen Mittler                            2,500,000
 Matthew Henninger                           2,500,000
 Nortia Capital Partners, Inc.               1,250,000


In January 2007, Mr. Bosso and Mr. Hall transferred the shares they owned in the Company to a voting trust managed by Nortia Capital Partners, Inc. ("Nortia"). Mr. Bosso and Mr. Hall currently serve as the CEO and CFO, respectfully, of Nortia. Pursuant to the terms of this trust, Nortia has the sole and exclusive right to vote the shares transferred to it as trustee. Mr. Bosso and Mr. Hall, together with Mr. Henninger, are the natural persons with the power to vote and dispose of the securities held by Nortia Capital Partners, Inc.

In March 2006, Knight Delaware acquired 75% of our wholly-owned subsidiary, Charles Hill Drilling, Inc., a Nevada corporation based in Texas, and then purchased the remaining 25% in May 2006. Through Charles Hill Drilling, Inc., we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. We purchased Charles Hill Drilling, Inc. for an aggregate purchase price of $1,500,000, and the payment terms of this acquisition break down as follows (1) a cash payment of $350,000 at closing; (2) $250,000 paid through the issuance of 500,000 restricted shares of Knight Delaware's $0.001 par value common stock, at a price per share of $0.50; (3) $700,000 in the form of a promissory note paid in equal monthly installments over a 90-day period after closing; and
(4) $200,000 in cash payments paid quarterly over a one-year period after closing. The 500,000 shares issued in this transaction were priced at $0.50 per share because this price per share was used by Knight Delaware in a private placement offering contemporaneous to this acquisition.

Out of the $350,000 cash paid at closing, $50,000 was to Charles Hill, the president of Charles Hill Drilling, Inc., who subsequently became a related party. Additionally, the $200,000 in cash payments paid quarterly over a one-year period after the closing are payable to the president of Charles Hill Drilling, Inc. In July 2006, Knight Delaware paid the first $50,000 installment of the $200,000 due, and during November 2006, Knight Delaware paid the second $50,000 installment due for the period ended September 30, 2006. There is still $100,000 due toward the total $200,000 cash payment.

In June 2006, Mr. Bosso and Mr. Henninger advanced a total of $170,000 of funds to the Company for working capital purposes. As of September 2006, this advance has been repaid and there is no balance outstanding.

As of June 30, 2006, the Company had a $10,000 obligation to John
Lund, the previous largest shareholder of ITG, a related party. On September 15, 2006, Mr. Lund forgave this $10,000 note payable obligation, and the balance is no longer outstanding.

In March 2006, the Company entered into an agreement with Lake Capital AG ("Lake"), a related party and one of the founding shareholders, whereby Lake provides the Company certain consulting services. In exchange for the consulting services to be provided, the Company granted Lake warrants to purchase 1,250,000 shares of Company common stock at an exercise price of $.50, and 1,250,000 shares of Company common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.

In November 2006, the Company paid $91,469 to Eckard Kirsch for consulting services. Mr. Kirsch is the natural person with the power to vote and dispose of the securities held by Lake Capital AG. Mr. Kirsch's services were not provided pursuant to a contract between the Company and Mr. Kirsch. Instead, after providing these services, Mr. Kirsch sent the Company an invoice.

We currently do not have a lease and we are not paying rent for our corporate office, which is located in Mr. Bosso's home in Georgia. With the exception of direct out-of-pocket costs, such as long distance telephone costs, this office is being provided to the Company by Mr. Bosso free of charge. The value of the use of this office space and the related value is de minimis. Therefore, with the exception of the direct out-of-pocket expenses being reimbursed by the Company, no expense has been recorded in the audited consolidated financial statements as of December 31, 2006. We expect we will have to lease more substantial corporate office space in the near future and that the cost of any space we lease may be material to our operations.

Other than the transactions described above, we have not entered into any agreements with our officers, directors or stockholders owning five percent or more of our outstanding common stock.

Director Independence

Our Board of Directors is made up of William J. Bosso and Bruce A. Hall, who also serve as the Company's Chief Executive Officer and Chief Financial Officer, respectively. Our common stock trades on the Pink Sheets. Because we are traded on the Pink Sheets, we are not currently subject to corporate governance standards of listed companies, which require, among other things, that the majority of the board of directors be independent.

Since we are not currently subject to corporate governance standards relating to the independence of our directors, we choose to define an "independent" director in accordance with applicable independence standards required of issuers listed on the NASDAQ Capital Market. NASDAQ Marketplace Rule 4200(a)(15) defines an "Independent director" as a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. At this time, the Board has determined that none of its employee directors are independent under the above definition. We do not list that definition on our Internet website.

Mr. Bosso devotes approximately ninety percent of his time to the Company's business and affairs, and Mr. Hall devotes approximately fifty percent of his time to the Company's business and affairs.

                    DESCRIPTION OF SECURITIES

Description of Common Stock

We are authorized to issue 500,000,000 shares of our common stock, $.0001 par value (the "common stock"). As of August 17, 2007, the
Company had 25,497,855 shares of common stock outstanding, and warrants to purchase 5,000,000 shares of our common stock outstanding.

Each share of the common stock is entitled to share equally with each other share of common stock in dividends from sources legally available therefore, when, and if, declared by our board of directors and, upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the common stock. Each holder of common stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. Our board of directors is authorized to issue additional shares of our common stock within the limits authorized by our Articles of Incorporation and without stockholder action.

All shares of common stock have equal voting rights, and voting rights are not cumulative. The holders of more than fifty percent of the shares of common stock could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all of our directors.

We have not paid any cash dividends since our inception.

Description of Preferred Stock

We are authorized to issue 50,000,000 shares of Preferred Stock of $.0001 par value (the "Preferred Stock"). There are no shares of Preferred Stock outstanding.

The Preferred Stock carries such relative rights, preferences and designations as may be determined by our Board Of Directors in its sole discretion upon the issuance of any shares of Preferred Stock. The shares of Preferred Stock could be issued from time to time by our Board of Directors in its sole discretion without further approval or authorization by the stockholders, in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by our Board Of Directors. The relative rights and preferences that may be determined by our Board of Directors in its discretion from time to time, include but are not limited to the following:

     * the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

     * whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

     * the amount payable with respect to such series in the event of voluntary or involuntary liquidation and the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation and sinking fund provision, if any, for the redemption or purchase of the shares of that series; and

     * the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.

The existence of authorized but unissued shares of Preferred Stock could have anti-takeover effects because we could issue Preferred
Stock with special dividend or voting rights that could discourage potential bidders.

We may issue shares of Preferred Stock that have dividend, voting and other rights superior to those of our common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.

             SECURITIES AND EXCHANGE COMMISSION POSITION ON
              INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Our Certificate of Incorporation contains a provision that limits the liability of our directors to the fullest extent permitted by the Maryland General Corporation Law. The provision eliminates the personal liability of our directors and stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or in respect of any transaction from which a director received an improper personal benefit. Our Certificate of Incorporation provides that if the Maryland General Corporation Law is amended to further limit such liability, then the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended.

                 NO TRADING MARKET FOR THE COMMON STOCK

Our common stock is currently traded on the Pink Sheets, and there is no active trading market for our securities. There is no assurance that a trading market will develop as a result of this registration statement. See "Risk Factors - Even if an active trading market develops, stock prices may be volatile."

There is no assurance that our common stock will continue to meet the criteria necessary to qualify for listing on the Pink Sheets. Further, there is no assurance that our common stock can be made to meet the criteria necessary to qualify for listing on NASDAQ or the American Stock Exchange. Even if our common stock does meet the criteria, there is no assurance that our common stock would be accepted for listing on NASDAQ or the American Stock Exchange.

                            DIVIDEND POLICY

We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws, any future preferred stock instruments, and any future credit arrangements may then impose.

                               PART II

                          LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding.

     CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT REGISTERED PUBLIC
           ACCOUNTING FIRM ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are currently no disagreements with our independent registered public accounting firm regarding accounting and financial disclosure.

In November 2006, Hein & Associates LLP ("Hein") declined to stand for reelection as the Company's principal public accountant, and the Company engaged Whitley Penn LLP. This change was not the result of any disagreements with Hein, and Hein's report on the financial statements for either of the Company's past two years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principals. The decision to engage Whitley Penn LLP was approved by the Company's Board of Directors.

                RECENT SALES OF UNREGISTERED SECURITIES

In March 2006, our current officers and directors, William J. Bosso and Bruce A. Hall, as well as Harrysen Mittler, Matthew Henninger and Nortia Capital Partners, Inc., purchased 13,750,000 common shares of Knight Energy Corp., a Delaware corporation ("Knight Delaware"). The Company, which at that point was known as Integrated Technology Group ("ITG"), then executed a definitive stock exchange agreement with Knight Delaware in June 2006. The terms of the Agreement provided for the shareholders of the ITG to receive an aggregate of 13,750,000 newly issued shares of Knight Delaware common stock and 4,511,500 shares that were subscribed but not issued, which represented a one-for-one share exchange of the Knight Delaware stock for ITG stock (the "Transaction"). Additionally, ITG executed a reverse split of the existing 6,025,000 ITG shares on a 1 for 2 basis, resulting in 3,012,500 pre-Transaction ITG shares outstanding before the exchange. The shares of common stock issued in connection with the Transaction were issued in transactions exempt from registration under the Securities Act and applicable state laws pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. These transactions qualified for exemption from registration because (i) the securities were purchased by accredited investors only; (ii) the Company did not engage in any general solicitation or advertising to market the securities; (iii) each purchaser was provided the opportunity to ask questions and receive answers from the Company regarding the offering; and (iv) the purchasers received "restricted securities."

The number of shares purchased in March 2006 by these individuals were as follows:

                                      Shares Purchased
            Name                        in March 2006
       -----------------------------  ----------------

       William J. Bosso                    2,500,000
       Bruce A. Hall                       1,250,000
       Harrysen Mittler                    2,500,000
       Matthew Henninger                   2,500,000
       Nortia Capital Partners, Inc.       1,250,000

In March 2006, we commenced a private placement offering of our common stock, which was completed in April 2007. We sold 6,935,350 shares of our common stock at $0.50 per share and raised approximately $3,395,892 in net proceeds from this placement. These sales were completed in reliance on exemptions from registration under Section 4(2) of the Securities Act of 1933 (as amended) and Rule 506 of Regulation D promulgated thereunder.

On April 25, 2007, we commenced a private placement offering of 5,000,000 shares of our common stock at $1.00 per share. The terms of this private placement offering provide that we may allow sales of up to an additional 1,000,000 shares (in excess of 5,000,000 shares) in the offering. Through August 17, 2007, we have raised $1,860,980 from this private placement, and there is no assurance that we will receive any additional proceeds from this offering.
The offering will terminate on July 25, 2007 or such earlier or later date that we determine in our sole discretion. Any sales pursuant to this offering will be completed in reliance on exemptions from registration under Section 4(2) of the Securities Act of 1933 (as amended) and Rule 506 of Regulation D promulgated thereunder. these transactions qualified for exemption from registration because
(i) the securities were purchased by accredited investors only;
(ii) the Company did not engage in any general solicitation or advertising to market the securities; (iii) each purchaser was provided the opportunity to ask questions and receive answers from the Company regarding the offering; and (iv) the purchasers received "restricted securities."

In April 2007, the outstanding shares of Knight Nevada were automatically converted into shares of Knight Maryland common stock. This transaction was executed pursuant to the Company's reincorporation as a Maryland corporation, and was exempt from registration under the Securities Act of 1933 (the "Securities Act") by virtue of Rule 145(a)(2) of the Securities Act. This conversion of the Company's common stock qualified for an exemption from registration under Rule 145(a)(2) because the sole purpose of this conversion was to change the Company's state of incorporation from Nevada to Maryland.


            INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation contains a provision that limits the liability of our directors to the fullest extent permitted by the Maryland General Corporation Law. The provision eliminates the personal liability of our directors and stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or in respect of any transaction from which a director received an improper personal benefit. Our Certificate of Incorporation provides that if the Maryland General Corporation Law is amended to further limit such liability, then the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                      FINANCIAL STATEMENTS

See our Financial Statements beginning on page F-1, "Index to Consolidated Financial Statements."

                Knight Energy Corp. and Subsidiary

                                                          Page No.

Report of Independent Registered Accounting Firm            F-1

Consolidated Balance Sheet at December 31, 2006             F-2

Consolidated Statement of Operations for the period
  from March 2, 2006 (Inception Date) to
  December 31, 2006                                         F-3

Consolidated Statement of Changes in Stockholders'
  Equity for the period from March 2, 2006
  (Inception Date) to December 31, 2006                     F-4

Consolidated Statement of Cash Flows for the period
  from March 2, 2006 (Inception Date) to December
  31, 2006                                                  F-5

Notes to Consolidated Financial Statements                  F-7

Supplemental Oil and Gas Data (Unaudited)                   F-17

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Knight Energy Corp. and
Subsidiary

We have audited the accompanying consolidated balance sheet of Knight Energy Corp. and Subsidiary, as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from March 2, 2006 (Inception) through December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knight Energy Corp. and Subsidiary as of December 31, 2006, and the consolidated results of their operations and their cash flows for the period from March 2, 2006 (Inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had losses from operations since March 2, 2006 (Inception), has a net working capital deficiency and minimal cash, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Whitley Penn LLP

Dallas, Texas
May 9, 2007

               Knight Energy Corp. and Subsidiary
                   Consolidated Balance Sheet
                        December 31, 2006



                              ASSETS
                              ------
Current assets:
Cash and cash equivalents                             $    15,544
Trade receivable                                           27,609
Other receivables, related party                            2,040
Other current assets                                       48,478
                                                      -----------
Total current assets                                       93,671

Property and equipment:
Oil and gas properties, successful efforts method       1,105,398
Other property and equipment                            2,140,442
Accumulated depreciation and depletion                   (108,631)
                                                      -----------
Property and equipment, net                             3,137,209
                                                      -----------

Total assets                                          $ 3,230,880
                                                      ===========

                             LIABILITIES
                             -----------

Current liabilities:
Accounts payable                                      $   115,734
Accrued expenses                                          288,212
Note payable - related party                              100,000
                                                      -----------
Total current liabilities                                 503,946
                                                      -----------

Asset retirement obligations                               80,279
                                                      -----------

Total liabilities                                         584,225

Commitments and contingencies                                   -

                         STOCKHOLDERS' EQUITY
                         --------------------

Preferred stock, $0.001 par value, 20,000,000 shares
    authorized zero shares issued and outstanding               -
Common stock, $0.001 par value, 100,000,000 shares
    authorized 18,522,505 shares issued and outstanding    18,523
Common stock issuable, $0.001 par value,
    6,235,550 shares                                        6,235
Additional paid in capital                              4,546,140
Accumulated deficit                                    (1,922,993)
Stock subscription receivable                              (1,250)
                                                      -----------
Total stockholders' equity                              2,646,655
                                                      -----------

Total liabilities and stockholders' equity            $ 3,230,880
                                                      ===========


The accompanying notes are an integral part of the consolidated financial statements.

               Knight Energy Corp. and Subsidiary
              Consolidated Statement of Operations
  For the Period March 2, 2006 (Inception Date) to December 31, 2006



Revenues, net of royalties                            $    40,736

Operating expenses:
Lease operating costs                                      20,157
Exploration                                                47,091
Repair and maintenance                                    159,710
General and administrative                                316,252
Rent                                                        7,048
Consulting                                              1,062,669
Professional                                              241,349
Depreciation, depletion, and accretion                    112,080
                                                      -----------
Total operating expenses                                1,966,356
                                                      -----------

Operating loss                                         (1,925,620)

Other income (expense):
Forgiveness of debt                                        10,000
Interest expense                                           (7,373)
                                                      -----------
Total other income                                          2,627
                                                      -----------

Net loss                                              $(1,922,993)
                                                      ===========

Net loss per share - basic and diluted                $     (0.09)
                                                      ===========

Weighted average shares - basic and diluted            20,365,129
                                                      ===========








The accompanying notes are an integral part of the consolidated financial statements.



                                          Knight Energy Corp. and Subsidiary
                               Consolidated Statement of Changes in Stockholders' Equity
                          For the Period March 2, 2006 (Inception Date) to December 31, 2006

                       ----------------------------------------------------------------------------------------------------------
                                                              Common Stock
                                           Common Stock         Issuable       Additional                  Stock         Total
                       Preferred Stock   -----------------  -----------------    Paid-In    Accumulated Subscription Stockholders'
                       Shares    Amount  Shares     Amount  Shares     Amount    Capital      Deficit    Receivable     Equity
                       ----------------------------------------------------------------------------------------------------------

BALANCE AT
MARCH 2, 2006
(INCEPTION DATE)               - $    -       -     $     -         -  $    -  $        -  $         -  $     -      $          -

 Common stock issued
   for founders shares
   - $0.001 per share          -      -  13,750,000  13,750          -      -           -            -        -            13,750
 Common stock issued
   for consulting
   - $0.50 per share           -      -     260,000     260          -      -     129,740            -        -           130,000
 Common stock issued
   for acquisition
   - $0.50 per share           -      -   1,500,000   1,500          -      -     748,500            -        -           750,000
 Net purchase price
   adjustment for
   acquisitions                -      -           -       -          -      -     (22,000)           -        -           (22,000)
 To record imputed
   interest on
   shareholder note            -      -           -       -          -      -       7,373            -        -             7,373
 Common stock issued
   for private
   placement
   - $0.50 per share           -      -           -       -  6,235,550  6,236   3,111,539            -   (1,250)        3,116,525
 Recapitalization
   adjustment                  -      -   3,012,505   3,013          -     (1)     (3,012)           -        -                 -
 Stock warrant issued
   for consulting
   services                    -      -           -       -          -      -     574,000            -        -           574,000
 Net loss,
   March 2, 2006
   (Inception Date) to
   December 31, 2006           -      -           -       -          -      -           -   (1,922,993)       -        (1,922,993)
                        ---------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 2006              - $    -  18,522,505 $18,523  6,235,550 $6,235  $4,546,140  $(1,922,993) $(1,250)    $   2,646,655
                        ---------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements

               Knight Energy Corp. and Subsidiary
                Consolidated Statement Cash Flows
  For the Period March 2, 2006 (Inception Date) to December 31, 2006



Cash Flows From Operating Activities:
Net loss                                                        $(1,922,993)
Adjustments to reconcile net loss to net
cash used in operations:
 Depreciation and depletion expense                                 108,631
 Accretion expense                                                    3,449
 Forgiveness of debt                                                (10,000)
 Stock issued for consulting                                        111,250
 Stock warrant issued for consulting                                574,000
 Imputed interest on shareholder note                                 7,373
Changes in operating assets and liabilities:
  Trade receivable                                                  (27,609)
  Other receivables, related party                                   (2,040)
  Other current assets                                               15,748
  Accounts payable                                                   99,225
  Accrued expenses                                                  288,212
                                                                -----------
Net cash used in operating activities                              (786,250)

Cash Flows From Investing Activities:
  Cash for acquisition of Charles Hill Drilling, Inc.,
    net of cash acquired                                           (349,989)
  Investment in oil and gas properties                             (723,576)
  Purchase of property and equipment                               (705,916)
                                                                -----------
Net cash used in investing activities                            (1,779,481)

Cash Flows From Financing Activities:
  Repayment of note payable - related party                        (719,000)
  Proceeds from issuance of note payable - related party            170,000
  Proceeds from sale of common stock                              3,116,525
  Proceeds from sale of founders' common stock                       13,750
                                                                -----------
Net cash provided by financing activities                         2,581,275
                                                                -----------

Cash, End of Period                                             $    15,544
                                                                ===========


The accompanying notes are an integral part of the consolidated financial statements

               Knight Energy Corp. and Subsidiary
   Consolidated Statement of Changes in Cash Flows (Continued)

         Supplemental Disclosure of Cash Flow Information:

Cash paid during the period for:

Interest                                                        $         -
                                                                ===========
Taxes                                                           $         -
                                                                ===========

Supplemental Disclosure of Non-Cash Investing and Financing
Transactions:
  Net assets acquired from acquisition, net of cash acquired    $ 1,767,000
                                                                ===========
  Common stock issued for acquisition                           $   750,000
                                                                ===========
  Note payable issued for acquisition                           $   667,000
                                                                ===========
  Note payable assumed from recapitalization                    $    10,000
                                                                ===========
  Capitalized asset retirement obligation                       $    76,831
                                                                ===========
  Common stock issued for prepaid consulting services           $    37,500
                                                                ===========
  Prepayment of note payable in property and equipment          $    18,000
                                                                ===========
  Stock subscription receivable                                 $     1,250
                                                                ===========








The accompanying notes are an integral part of the consolidated financial statements

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


1.   HISTORY AND NATURE OF BUSINESS

Knight Energy Corp. ("Knight", "we", "us", "our", or the "Company"), a Delaware company formed in March 2006, is a majority owned subsidiary of Knight Energy Corp., a Maryland Corporation. The Company's business plan is to acquire, develop, own, operate and otherwise be involved and invest in energy- related businesses, assets and investments, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses, assets and investments.

Commencing March 16, 2006 and finalized on May 31, 2006, Knight acquired a 100% interest in Charles Hill Drilling, Inc. ("Hill"), an independent oil and gas services company that owns an executed lease agreement among other assets in Stephens County, Texas. The lease agreement contains approximately 160 acres that include proved, developed non-producing natural gas wells. Hill Drilling is now a wholly owned subsidiary of Knight, and is operating as an oil and gas services company. For purposes of these notes to financial statements, Hill should be considered a "predecessor" entity, and Knight should be considered a "successor" entity.

In June 2006, the Company executed a stock exchange agreement with Integrated Technology Group, Inc. (ITGI), which, upon closing, resulted in the former stockholders of Knight owning approximately 84 percent of the issued and outstanding common stock of ITGI. ITGI subsequently changed its name to "Knight Energy Corp.", and is a currently existing Maryland corporation. The transaction was treated as a recapitalization of the Company and is further discussed in Note 5 - Recapitalization.

For purposes of these financial statements, the term "Inception Date" refers to March 2, 2006, the date Knight Energy Corp., a Delaware corporation, was formed.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting
Principles ("U.S. GAAP") for annual financial information and with the instructions to Form 10-SB of Regulation S-B.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent on the successful implementation of its business plan which includes obtaining additional capital, and generating sufficient revenues and cash flows. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The time required for the Company to become profitable is highly uncertain, and we cannot be assured that it will achieve or sustain profitability or generate sufficient cash flow from operations to meet planned capital expenditures and working capital needs. The ability to obtain additional financing from other sources depends on many factors beyond the control of the Company, including the state of the capital markets and the prospects for business growth. The necessary additional financing may not be available or may be available only on terms that would result in further dilution to the current owners of the Company's common stock. The consolidated financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or the amounts and classification of liabilities which may result from the inability of the Company to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of Knight and its wholly-owned subsidiary Hill, as of December 31, 2006 and all significant intercompany transactions, accounts and balances have been eliminated.

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


Trade Receivable

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to virtually all of its customers. Credit losses to date have not been significant and have been within management's expectations. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

Accounting Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements include allocation of the purchase price of assets and liabilities acquired from Hill, valuation of common stock for services, the impairment of long-lived assets, valuation of the asset retirement obligation and the valuation allowance for deferred tax assets. The actual amounts could differ materially from such estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for its oil and gas properties. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling successful wells are capitalized. Costs to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment.

Property and Equipment

The Company's oil and gas rig is depreciated over its estimated useful life of ten years, using the straight line method. Vehicles are depreciated over their estimated useful life of three years, using the straight line method. Maintenance, repairs and minor replacements are charged to operations in the year incurred.

Asset Retirement Obligations

The Company account for asset retirement obligations in accordance with Statement of Financial Accounting Standards ('sFAS") No. 143, Accounting for Asset Retirement Obligations. The asset retirement obligations represent the estimated present value of the amounts expected to be incurred to plug, abandon, and remediate the producing properties at the end of their productive lives, in accordance with state laws, as well as the estimated costs associated with the reclamation of the property surrounding.

The Company determines the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset's inception, with an offsetting increase to producing properties. Periodic accretion of the discount related to the estimated liability is recorded as an expense in the statement of operations.

The estimated liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells, and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. Revisions to the asset retirement obligations are recorded with an offsetting change to producing properties, resulting in prospective changes to depletion and depreciation expense and accretion of the discount. Because of the subjectivity of assumptions and the relatively long lives of most of the wells, the costs to ultimately retire the Company's wells may vary significantly from prior estimates.

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


Accounting for the Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance SFAS No. 144, Accounting for the Impairment or Disposal of Long- Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon the Company's evaluation, no impairment was determined for the period from March 2, 2006 (Inception Date) through December 31, 2006.

Revenue Recognition

Revenues from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customer. Revenues from the production of oil and natural gas properties in which the Company shares an undivided interest with other producers are recognized based on the actual volumes sold by the Company during the period.

Fair Value of Financial Instruments

We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of trade receivable, other receivables, other assets and accounts payable approximates fair value because of the short maturity of those instruments. The estimated fair value of our other obligations is estimated based on the current rates offered to us for similar maturities. Based on prevailing interest rates and the short- term maturity of all of our indebtedness, management believes that the fair value of our obligations approximates book value at December 31, 2006.

Valuation of Common Stock Issued for Services

The Company issued common stock for consulting services during the period from March 2, 2006 (Inception Date) through December 31, 2006. For all of these issuances, valuation was determined based upon the Company's most recent private placement offering price.

Stock-Based Compensation

Effective March 2, 2006 (Inception Date), the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments, and recognizes compensation expense for all stock-based payments based on the grant-date fair value.

The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123(R) and Emerging Issues Task Force 96-18, Accounting for Equity Instruments that Are issued to Other Than Employees For Acquiring in Conjunction with Selling Goods or Services. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model. See Note 8 - Stockholders' Equity for further discussion of warrants.

Concentration of Risk

Our financial instruments that are potentially exposed to credit risk consist primarily of cash, trade receivable and other receivables for which the carrying amounts approximate fair value. At certain times during the period, our demand deposits held in banks exceeded the federally insured limit of $100,000. The Company has not experienced any losses related to these deposits.

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


Income Taxes

Income taxes are accounted for under the asset and liability method of SFAS No. 109, Accounting for Income Taxes ('sFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impact of Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109. FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the entity determines that it is more-likely-than-not that the tax position will be ultimately sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe adoption of this standard will have a material impact on its results of operations and financial position.

Net Income (Loss) per Common Share

Basic earnings per share are computed only on the weighted average number of common shares outstanding during the respective periods.

There were 5,000,000 outstanding warrants that could potentially dilute earnings per share in the future, but were not included in the computation of diluted earnings per share for the period presented because their impact was anti-dilutive for the period presented.

3.   PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following at December 31, 2006:


     Oil and gas properties, developed producing      $    850,556
     Oil and gas properties, undeveloped                   254,842
     Rig equipment                                       1,929,129
     Vehicles                                              211,303
                                                      ------------

     Total                                               3,245,840
     Less: Accumulated depreciation and depletion          108,631
                                                      ------------
     Property and equipment, net                      $  3,137,209
                                                      ============


4.   ACQUISITION

On March 16, 2006, Knight acquired a 75% interest in Charles Hill Drilling, Inc. ("Hill"), an independent oil and gas services company that owns an executed lease agreement among other assets in Stephens County, Texas, for an aggregate purchase price of $1,500,000. For purposes of this Note 4, Hill was a "predecessor" entity, and Knight was a "successor" entity. The payment terms included (1) a cash payment of $350,000 at closing, (2) $250,000 paid by the issuance of five hundred thousand (500,000) restricted shares of Knight's $0.0001 par value Common Stock ("Common Stock"), based upon a share price of fifty cents ($0.50) per share (3) $700,000 in the form of an uncollateralized promissory note paid in equal monthly installments over a ninety (90) day period after closing and (4) $200,000 in cash payments paid quarterly over a one year period after closing. The $0.50 per share price used for the Common Stock was reflective of the price utilized by Knight in a recent private placement offering to accredited investors.

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


On May 31, 2006, Knight acquired the remaining 25% interest in Hill for an aggregate purchase price of $500,000. The payment term was the issuance of one million (1,000,000) restricted shares of Common Stock, based upon a share price of fifty cents ($0.50) per share. The $0.50 per share price used for the Common Stock was reflective of the price utilized by Knight in a recent private placement offering to accredited investors.

In relation to the $700,000 promissory note from the acquisition discussed above, in April 2006, Knight paid the first installment due of $234,000 to the note holder. In May 2006, the note holder requested that if Knight made the $233,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. Knight made the second payment early ($215,000 in cash and $18,000 in form of a truck) and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price. Accordingly, there is no amount outstanding for the $700,000 promissory note. These cash payments are included in repayment of note payable related party in the accompanying consolidated statement of cash flows.

In relation to the $200,000 of cash payments paid quarterly over a one year payment after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 31, 2007. Knight paid the first $100,000 installments due as of June 30, 2006 and September 31, 2006 for the acquisition described above resulting in an outstanding balance of $100,000 as of December 31, 2006. Knight has recorded the required payments as Note Payable - Related Party as of December 31, 2006. These cash payments are included in repayment of note payable related party in the accompanying consolidated statement of cash flows.

As a result of the two transactions discussed above, Hill (the predecessor entity) is now a 100% wholly-owned subsidiary of Knight (the successor entity). The aggregate $1,767,000 acquisition cost, net of the $233,000 purchase price adjustment discussed above was allocated to the assets and liabilities acquired as follows:

          Working capital                      $         9,352
          Other non-current assets                     318,685
          Rig and related equipment                  1,438,963
                                               ---------------
          Total acquisition cost               $     1,767,000
                                               ===============

5.   RECAPITALIZATION

In June 2006, the Company consummated a definitive share exchange agreement ("Agreement") with ITGI, whereby the Company became a wholly-owned subsidiary of ITGI. Subsequently, the Company was merged into ITGI with ITGI as the survivor, and ITGI changed its name to Knight Energy Corp., a Nevada corporation. Pursuant to the terms of the Agreement, the shareholders of the Company received an aggregate of 13,750,000 newly issued shares of ITGI common stock and 4,511,500 shares that are subscribed but not issued which represents a one-for-one share exchange of the Company's stock for ITGI stock (the "Transaction"). The Company issued these 4,511,500 subscribed to but unissued shares as of June 30, 2007. Additionally, the existing 6,025,000 ITGI shares were reverse split on a 1 for 2 basis, resulting in 3,012,500 ITGI shares outstanding. Accordingly, since the Company's shareholders obtained voting and management control, this transaction is treated as a recapitalization of the Company.

The consolidated financial statements after the closing of the Agreement include the Balance Sheet of both companies at historical cost and the historical operations of the Company and the operations of ITGI from the Transaction Date.

6.   NOTE PAYABLE - RELATED PARTY

Note Payable - Related Party at December 31, 2006 consisted of the following:

Note payable to president of Charles Hill Drilling, Inc. $100,000

As discussed previously under Note 4 - Acquisition, in March 2006, the Company acquired Hill and the purchase price included a $700,000 promissory note due and payable 90 days after closing and $200,000 note payable. In relation to the $700,000 promissory note from the acquisition, in April 2006, the Company paid the first installment due of $234,000 to the note holder. In May 2006, the note holder requested that if the Company made the $233,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early ($215,000 in cash and $18,000 in form of a truck) and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price. Accordingly, there is no longer an amount outstanding for the $700,000 promissory note.

In relation to the $200,000 of cash payments paid quarterly over a one year payment after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 30, 2007. Knight paid the first $100,000 installments due as of June 30, 2006 and September 30, 2006 for the acquisition described above resulting in an outstanding balance of $100,000 as of December 31, 2006. The Company has recorded the required payments as Note Payable - Related Party as of December 31, 2006.

On September 15, 2006, the Company's obligation of $10,000 to a related party and the previous largest shareholder of ITGI was forgiven as was recorded as forgiveness of debt.

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


7.   ASSET RETIREMENT OBLIGATIONS

The following represents a reconciliation of the asset retirement obligations for the period from March 2, 2006 (Inception Date) to December 31, 2006:

   Asset retirement obligations at beginning of period  $        -
   Revision to estimate and additions                       76,830
   Liabilities settled during the period                         -
   Accretion of discount                                     3,449
                                                        ----------
   Asset retirement obligations at end of period        $   80,279
                                                        ==========

8.   STOCKHOLDERS' EQUITY

Capital Structure

The Company is authorized to issue up to 100,000,000 shares of our common stock, $0.001 par value per share, of which 18,522,505 were issued and outstanding at December 31, 2006. The holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock. Additionally, the Company has 6,235,550 shares that are issuable as of December 31, 2006. These issuable shares were all issued as of June 30, 2007. Including issuable shares, the Company has 24,758,055 shares outstanding and issuable as of December 31, 2006.

The Company is also authorized to issue 20,000,000 shares of our Series A preferred stock, of which zero are issued and outstanding as of December 31, 2006.

Common Stock

On March 3, 2006, the Company issued to our founding investors, including our management team, 13,750,000 shares (the "Initial Shares") of Common Stock at a purchase price of $.001 per share. The Initial Shares are "restricted" under the U.S. securities laws and, pursuant to the U.S. securities laws, cannot be sold, transferred or otherwise disposed of in the absence of a registration statement or an exemption from registration.

As a result of the recapitalization described previously (see Note 5 - Recapitalization), ITGI had 6,025,000 shares of common stock immediately prior to the Transaction. As required under the Transaction terms, the 6,025,000 shares were split on a reverse 1 for 2 basis, resulting in 3,012,500 shares outstanding as of December 31, 2006.

In September 2006, the Company issued 75,000 shares of common stock to a third party in exchange for financial consulting services to be performed over a six month period beginning September 24, 2006. The share price of $0.50 per share based on the price of common stock sold
in a recent private placement offering.    This transaction was
recorded as $18,750 of prepaid consulting expense as of December 31, 2006 (with the remaining $18,750 to be recorded as consulting expense at the end of the first quarter of 2007).

As a result of the acquisition of Hill discussed previously (see Note 4 - Acquisitions), the Company was to issue 1,500,000 shares of common stock as a portion of the purchase price. These shares were issued in December 2006. The shares received in this issuance were priced at $0.50 per share based on the price of common stock sold in a recent private placement offering.

In March 2006, the Company agreed to issue 100,000 shares of common stock for equity consulting services related to assisting the Company during the inception and start up of its operations. The Company has valued these shares at $0.50 per share, which represents the Company's most recent private placement offering price as of the consulting contract date. Accordingly, the Company has recorded $50,000 in consulting expense. These shares were issued in December 2006.

In May 2006, the Company agreed to issue 35,000 shares of common stock for consulting services. The Company has valued these shares at $0.50

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006

per share, which represents the Company's most recent private placement offering price as of the consulting contract date, or $17,500, based upon the same price utilized for the private placement offering discussed previously. Accordingly, the Company has recorded $17,500 of consulting expense in the consolidated financial statements. These shares were issued in December 2006.

In December 2006, the Company issued 50,000 shares of common stock to a consultant for accounting consulting services. The Company has valued these shares at $0.50 per share, which represents the Company's most recent private placement offering price as of the consulting contract date. Accordingly, the Company has recorded $25,000 in consolidated consulting expense in the consolidated financial statements.

Common Stock Issuable

In March 2006, the Company initiated a private placement offering ("Offering") for the issuance of up to 4,000,000 shares of the Company's $0.0001 par value common stock ('stock") at $0.50 per share, or a total up to $2,000,000 of proceeds. Subsequently, the Company increased the Offering to 6,400,000 shares of Stock, or a total up to $3,200,000 of proceeds. As of December 31, 2006, the Company has received $3,116,525 of net proceeds from the private placement offering representing 6,235,550 shares of common stock (see Subsequent Events Note 12).

As a result of the above transactions, the Company has 6,235,550 shares of common stock recorded as common stock issuable as of December 31, 2006. These issuable shares were all issued as of June 30, 2007.

Warrants

In connection with the organization of the Company in March 2006, the Company executed an agreement with Nortia Capital Partners, Inc. ("Nortia"), a related party and one of the founding shareholders, whereby Nortia shall provide merchant banking services that include advice on mergers & acquisitions, capital markets, public markets strategies and raising capital. In exchange for the services to be provided, the Company granted Nortia warrants to purchase, 1,250,000 shares of Knight common stock at an exercise price of $.50 and 1,250,000 shares of Knight common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.

The Company also executed an agreement with Lake Capital AG ("Lake"), a related party and one of the founding shareholders, whereby Lake shall provide certain consulting services. In exchange for the consulting services to be provided, the Company granted Lake warrants to purchase, 1,250,000 shares of Knight common stock at an exercise price of $.50 and 1,250,000 shares of Knight common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.

The Company evaluated the warrant issuances in accordance with SFAS 123R and utilized the Black Scholes method to determine valuation. As a result of its evaluation, $0.17 and $0.06 per share was assigned to the warrants to purchase shares of Knight common stock at an exercise price of $0.50 and $1.00, respectively. The Company used the following in the calculation:

   Stock Price (date of grant)             $    0.50   $    0.50
   Expected Life (between vesting
      period and term of warrants)              1.00        1.00
   Volatility                                    81%         81%
   Annual Rate of Quarterly Dividends          0.00%       0.00%
   Risk Free Interest Rate (T-bill rate)       4.76%       4.76%

Since there was no trading volume for the Knight common shares, the Company utilized a selected comparable company whose common shares were trading to determine the volatility of 81% above.

The following table summarizes activity related to warrants for the period from March 2, 2006 (Inception Date) to December 31, 2006:

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006

                                     Number of Shares Weighted Average
                                     ---------------- ----------------
                                                       Exercise Price
                                                       --------------
Balance at March 2, 2006
(Inception Date)                                     -              -
  Granted                                    5,000,000           0.75
  Exercised                                          -              -
  Forfeited                                          -              -
                                             ---------      ---------
Balance at December 31, 2006                 5,000,000      $    0.75
                                             =========      =========

All warrants to purchase our common stock were issued with exercise prices equal to or greater than fair market value on the date of issuance.

The terms of warrants to purchase our common stock are summarized below:

                                    Weighted
                                    Average    Weighted     Number      Weighted
                       Number      Remaining    Average Exercisable at   Average
Range of Exercise  Outstanding at  Contractual Exercise  December 31,   Exercise
     Prices         December 31,      Life      Price       2006         Price

--------------------------------------------------------------------------------
 $0.50 to $1.00     5,000,000      1.20 years   $0.75    5,000,000       $0.75
 ==============     =========      ==========   =====    =========       =====

9.   INCOME TAXES

There was no income tax during the period from March 2, 2006
(Inception Date) to December 31, 2006 due to the Company's net loss and valuation allowance position.

The Company's tax expense differs from the "expected" tax expense
(benefit) for the period from March 2, 2006 (Inception Date) to
December 31, 2006 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:


         Computed "expected" tax benefit    $    (653,818)
         State income taxes                       (57,689)
         Valuation allowance                      692,795
         Non-deductible items                      18,712
                                            -------------
         Net taxable benefit                $           -
                                            =============

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2006 are as follows:

      Deferred tax assets:
          Net operating loss carryforward      $  1,025,362
          Asset retirement obligations                1,275
                                               ------------
      Total deferred tax assets                   1,026,637

      Deferred tax liabilities:
          Oil and gas properties and other
            property and equipment,
            principally due to depletion
            and depreciation                       (265,430)
                                               ------------
      Net deferred tax asset                        761,207
      Valuation allowance                          (761,207)
                                               ------------
      Net deferred taxes                       $          -
                                               ============

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006

In assessing the recognition of deferred tax assets, management estimates it is more likely than not that the Company will be in a net loss position for the period from March 2, 2006(Inception date) through December 31, 2006, the Company's fiscal year end. As a result, the valuation allowance has been recorded for the entire amount of the net deferred tax asset. Net operating loss carry-forwards aggregate approximately $2,771,000 and expire in years through 2026, however the NOL maybe limited due to change in control conditions.

10.   COMMITMENTS AND CONTINGENCIES

From time to time the Company may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is unaware of any claim or lawsuit as of December 31, 2006.

The Company has one office location, our corporate office in Atlanta, Georgia, and we currently do not have a lease and are not paying rent for our office space. It is being provided to the Company by an officer/director free of charge Usage of this office space and the related value is de minimis. Therefore, no expense has been recorded in the accompanying consolidated financial statements. The Company expects to have additional corporate office space in the near future and that the cost of the space may be material to our operations.

Effective August 1, 2005, our wholly-owned subsidiary Hill, signed a 24 month non-cancelable operating lease in Eastland, Texas for its yard operations and the storage of certain equipment. The premises consist of approximately 6.42 acres with base rent of $400 per month through July 2007. Additionally, the Company has an option to purchase the premises for a payment of $25,000 on or before the expiration date in July 2007.

The Company is utilizing a vehicle for its operations and making monthly payments of $336 to Chase Auto Finance. The vehicle is owned by a third party and the Company has agreed to make the monthly payments while it utilizes the vehicle. However, there is no specific lease agreement and the payments are on a month-to- month basis and can be cancelled by the Company at any time.

11.   RELATED PARTY TRANSACTIONS

In June 2006, two individuals, one of which is the Company's CEO, advanced $170,000 of funds to the Company for working capital purposes. As of December 2006, this advance has been repaid and there is no balance outstanding.

See Notes 4 and 6 for additional related party transactions.

12.   SUBSEQUENT EVENTS (UNAUDITED)

On April 11, 2007, the Board of Directors approved, and recommended to the stockholders the approval of, an amendment to our Articles of Incorporation increasing the authorized capital to a total of 550,000,000 shares of stock, consisting of 50,000,000 shares of A preferred stock, $0.0001 par value per share, and 500,000,000 shares of common stock, $0.0001 par value per share. Additionally, the Board of directors approved, and recommended to the stockholders the approval of, the reorganization of the Corporation by merging the Nevada Corporation with and into Knight Energy Corp, a Maryland corporation and newly formed wholly owned subsidiary of the Corporation ("Knight Maryland"), in accordance with the terms and conditions of the Agreement And Plan Of Merger (the "Plan") between the Corporation and Knight Maryland, a copy of which has been presented to the stockholders of the Corporation. The Plan constitutes a plan of reorganization which provides, among other things, for the merger of the Corporation with and into Knight Maryland pursuant to which each stockholder of the Corporation shall receive one share of common stock of Knight Maryland in exchange for each share of common stock of the Corporation that each stockholder owns, and immediately after the merger there shall be no other securities of Knight Maryland outstanding, and which further provides that Knight Maryland shall be the surviving corporation existing under the laws of the State of Maryland.

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


In March 2006, the Company commenced a private placement offering of the Company's common stock and the offering was completed in April 2007. The Company sold 6,935,350 shares of our common stock at $0.50 per share and raised approximately $3,395,892 in net proceeds from this placement. These sales were completed in reliance on exemptions from registration under Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act. All of the shares that were subscribed to and issuable pursuant to this offering as of December 31, 2006 were issued by the Company as of June 30, 2007.

On April 25, 2007, the Company commenced a private placement offering of 5,000,000 shares of our common stock at $1.00 per share. The terms of this private placement offering provide that we may allow sales of up to an additional 1,000,000 shares (in excess of 5,000,000 shares) in the offering. Through August 17, 2007, the Company has raised $1,860,980 from this private placement, and there is no assurance that it will receive any additional proceeds from this offering. The offering will terminate on July 25, 2007 or such earlier or later date that we determine in our sole discretion. Any sales pursuant to this offering will be completed in reliance on exemptions from registration under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.

Supplemental Oil and Gas Data (Unaudited)

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities.

Costs Incurred

A summary of costs incurred in oil and gas property acquisition, development, and exploration activities (both capitalized and charged to expense) for the year ended December 31 as follows:


           Acquisition of proved properties     $     304,991
                                                =============
           Acquisition of unproved properties   $      56,519
                                                =============
           Development costs                    $     667,057
                                                =============
           Exploration costs                    $      47,091
                                                =============

Results of Operations for Producing Activities

The following table presents the results of operations for the Company's oil and gas producing activities for the year ended
December 31, 2006:


           Revenues, net of royalties           $       40,736
           Production costs                            (20,157)
           Depletion, depreciation, and
               valuation provisions                          -
           Exploration costs                           (47,091)
                                                --------------
                                                       (26,512)
           Income tax expense                                -
                                                --------------
           Results of operations for
              producing activities (excluding
              corporate overhead and interest
              costs)                            $      (26,512)
                                                ==============

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


Reserve Quantity Information

The following table presents the Company's estimate of its proved oil and gas reserves all of which are located in the United States. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of reserves related to new discoveries are more imprecise than those for producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared with the assistance of Pinnacle Energy Services, L.L.C. ("Pinnacle") an independent petroleum reservoir engineering firm. Oil reserves, which include condensate and natural gas liquids, are stated in barrels and gas reserves are stated in thousands of cubic feet.

                                       Oil         Gas
                                     (Bbls.)      (MCF)
                                    ---------   ---------
Changes in proved developed and
  undeveloped reserves:
    Purchase of minerals in place     1,800       270,200
    Production                         (356)       (4,825)
                                    ---------   ---------
  Balance at December 31, 2006        1,444       265,375
                                    =========   =========


Standardized Measure of Discounted Future Net Cash Flow and Changes Therein Relating to Proved Oil and Gas Reserves

The following table, which presents a standardized measure of discounted future cash flows and changes therein relating to proved oil and gas reserves, is presented pursuant to SFAS No. 69. In computing this data, assumptions other than those required by the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as being representative of the fair market value of the Company's proved oil and gas reserves.

Future cash inflows were computed by applying existing contract and year-end prices of oil and gas relating to the Company's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at year end. Future development and production costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs. Future income tax expenses were computed by applying the year-end statutory tax rate, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company's proved oil and gas reserves. The standardized measure of discounted future cash flows at December 31, 2006, which represents the present value of estimated future cash flows using a discount rate of 10% a year, follows:

               Knight Energy Corp. and Subsidiary
           Notes to Consolidated Financial Statements
          For the period March 2, 2006 (Inception Date)
                     to December 31, 2006


  Future cash inflows                                   $    2,426,856
  Future production and development costs                   (1,008,943)
  Future income tax expenses                                  (482,090)
                                                        --------------

  Future net cash flows                                        935,833
  10% annual discount for estimated timing
     of cash flows                                            (375,742)
  Standardized measure of discounted future             --------------
     net cash flows                                     $      560,081
                                                        ==============

  Beginning of year                                     $            -
    Sales of oil and gas, net of production costs              (20,579)
    Extensions, discoveries, and improved recoveries,
      less related costs                                     2,447,435
    Accretion of discount                                     (375,742)

    Net change in sales and transfer prices, net of
      production costs                                               -
    Changes in estimated future development costs           (1,008,943)
    Net change in income taxes                                (482,090)
    Changes in production rates (timing and other)                   -
    Revisions of previous quantities                                 -
                                                        --------------
  End of year                                           $      560,081
                                                        ==============

                   INTEGRATED TECHNOLOGY GROUP, INC.

                 CONSOLIDATED FINANCIAL STATEMENTS AND
           REPORT OF INDEPENT REGISTERED PUBLIC ACCOUNTING FIRM

                      DECEMBER 31, 2005 AND 2004

             INTEGRATED TECHNOLOGY GROUP, INC.
                                                         Page No.
                                                         --------

Report of Independent Registered Accounting Firm           F-22

Balance Sheets at December 31, 2005 and 2004               F-23
Statements of Operations for the years ended
  December 31, 2005 and 2004                               F-24

Statement of Changes in Stockholders' Deficiency
  for the years ended December 31, 2005 and 2004           F-25

Statements of Cash Flows for the years ended
  December 31, 2005 and 2004                               F-26

Notes to Consolidated Financial Statements                 F-27

[LOGO - HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors]



    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Integrated Technology Group, Inc.
Alpharetta, Georgia

We have audited the balance sheets of Integrated Technology Group, Inc.(the "Company") as of December 31, 2005 and 2004, and the related statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Technology Group, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the financial statements, Integrated
Technology Group, Inc. executed a stock exchange agreement with Knight Energy Corporation in June 2006 and the former stockholders of Knight Energy Corporation received a majority interest of the outstanding shares in the merged entity.

/s/Hein & Associates LLP

Dallas, Texas 75254
October 28, 2006

                   INTEGRATED TECHNOLOGY GROUP, INC.
                           BALANCE SHEETS

                                                    December 31,
                                              -------------------------
                                                 2005          2004
                                              -------------------------
                        LIABILITIES
                        -----------
Current Liabilities
  Note payable - related party                $   10,000     $   10,000
                                              -------------------------
Total Current Liabilities                         10,000         10,000
                                              =========================

Commitments and Contingencies (Notes 3 and 6)

STOCKHOLDERS' DEFICIENCY:
  Preferred stock, $0.0001 par value,
  20,000,000 shares authorized; none
  issued and outstanding                      $       -      $        -
Common stock, $0.0001 par value,
  100,000,000 shares authorized;
  5,762,500 shares issued and outstanding         5,762           5,762
Additional paid-in capital                    1,132,353       1,021,068
Accumulated deficit                          (1,148,115)     (1,036,830)
                                              -------------------------
Total Stockholders' Deficiency                  (10,000)        (10,000)
                                              =========================

Total Liabilities and Stockholders'
  Deficiency                                  $       -      $        -
                                              =========================


















See accompanying notes to these consolidated financial statements.

                    INTEGRATED TECHNOLOGY GROUP, INC.
                         STATEMENTS OF OPERATIONS

                                                       For the
                                                     Year Ended
                                                     December 31,
                                              ---------------------------
                                                 2005           2004
                                              ---------------------------
Operating Expenses
General and administrative                    $         -    $        631
                                              ---------------------------
Total Operating Expenses                                -             631
                                              ---------------------------

Other Expense
Litigation settlement                             110,674               -
Interest expense                                      611             429

Total Other Expense                               111,285             429
                                              ---------------------------
Net Loss                                      $  (111,285)   $     (1,060)
                                              ===========================

Net Loss Per Share - Basic and Diluted        $     (0.02)   $      (0.00)
                                              ===========================

Weighted Average Shares                         5,762,500       5,762,500
                                              ===========================















See accompanying notes to these consolidated financial statements.

                 INTEGRATED TECHNOLOGY GROUP, INC.
          STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
             FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                     Common Stock         Additional                       Total
                                 --------------------       Paid-In      Accumulated   Stockholders'
                                 Shares        Amount       Capital        Deficit      Deficiency
                                ---------------------------------------------------------------------
BALANCE AT JANUARY 1, 2004      5,762,500   $     5,762  $  1,019,870   $ (1,035,770)  $    (10,138)

Imputed interest on
  shareholder loans                     -             -         1,198              -          1,198
Net loss                                -             -             -         (1,060)        (1,060)
                                ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004    5,762,500         5,762     1,021,068     (1,036,830)       (10,000)

Capital contribution for
  litigation settlement                 -             -       110,674              -        110,674
Imputed interest on
  shareholder loans                     -             -           611              -            611
Net loss                                -             -             -       (111,285)      (111,285)
                                ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2005    5,762,500  $      5,762  $  1,132,353  $  (1,148,115)  $    (10,000)
                                ---------------------------------------------------------------------






















See accompanying notes to these consolidated financial statements.

                 INTEGRATED TECHNOLOGY GROUP, INC.
                STATEMENTS OF CHANGES IN CASH FLOWS

                                                            Twelve
                                                        Months Ended
                                                         December 31,
                                                     2005            2004
                                                 ----------------------------
Cash Flows From Operating Activities:


  Net loss                                       $   (111,285)   $     (1,060)
  Adjustments to reconcile net loss to
  net cash used in operations:
    Imputed interest on shareholder loans                 611             429
                                                 ----------------------------
Net Cash Used In Operating Activities                (110,674)           (631)
                                                 ----------------------------

Cash Flows From Investing Activities:
                                                 ----------------------------
Net Cash From Investing Activities                          -               -
                                                 ----------------------------

Cash Flows From Financing Activities:
  Capital contribution for litigation
    settlement                                        110,674               -
  Rescission agreement adjustment - Safe Tire               -             631
                                                 ----------------------------
Net Cash Provided By Financing Activities             110,674             631
                                                 ----------------------------
Net Change in Cash                                          -               -
                                                 ----------------------------
Cash at Beginning of Period                                 -               -
                                                 ----------------------------
Cash at End of Period                            $          -    $          -
                                                 ============================

Supplemental Disclosure of Cash Flow Information:
-------------------------------------------------
Cash paid during the period for:
  Interest                                       $          -    $          -
  Taxes                                          $          -    $          -
                                                 ============================














See accompanying notes to these consolidated financial statements.

                 INTEGRATED TECHNOLOGY GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2005 AND 2004

1.   HISTORY AND NATURE OF BUSINESS

Integrated Technology Group, Inc. ("ITGI", "we", "us", "our", or the "Company") was formed on May 8, 1998, and originally named The Living Card Corporation. The Living Card Corporation created, developed and marketed educational and low-cost "garden" greeting cards. Upon formation, we issued 6,000,000 shares of common stock to our founders, and at the end of June 1999, The Living Card Corporation completed a public offering by selling to the public 2,000,000 shares, of common stock for $0.10 per share, receiving net proceeds of about $168,000 from the offering.

In early 2000, we changed our name to Integrated Technology Group, Inc. Subsequently, the management of the Company determined to end the greeting card business and acquire operating assets through the issuance of common stock. On June 30, 2000, the Company entered into a Plan and Agreement of Reorganization to acquire all of the issued and outstanding shares of Safe Tire Disposal Corp. ('safe Guard"), a Delaware corporation whose subsidiaries were engaged in the tire recycling business in Texas and Okalahoma. That agreement issued 9,100,000 common shares to the owners of Safe Guard, and issued 25,000 shares to a finder for the transaction.

As a result of the agreement with Safe Guard, our business plan was scrap tire recycling operations, initially in Oklahoma and, beginning in 1992, in Texas. Our scrap tire recycling operations reduced scrap tires to chips less than two inches in diameter. Additionally, we developed a gasification process that recovers from tire chips gas, a fuel oil, carbon black and steel. This gasification process recovers these products in an environmentally benign manner.

However, the Company consistently had losses from operations and negative cash flow and as a result, in August 2003, pursuant to Rule 477 promulgated under the Securities Act of 1933, ITGI elected to withdraw its Registration Statement with the United Stated Securities and Exchange Commission ("SEC"). Additionally, the Company filed Form 15 with the SEC as a notice of termination of registration under section 12(g) of the Securities Exchange Act of 1934 and suspension of duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

The Company had minimal operating activity from August 1, 2003 to June of 2006.

In March 2004, the Company and Safe Guard executed a rescission agreement whereby the Plan and Agreement of Reorganization dated
June 30, 2000 was rescinded in its entirety and declared null, void and no force or effect. As a result of the rescission agreement, Safe Guard agreed to return the 9,100,000 shares of the Company's common stock issued from the reorganization and all of the officers and directors appointed as a result of the reorganization resigned their positions. However, the shares to be surrendered were not cancelled until 2006 and are included in the accompanying financial statement balances as of December 31, 2005 and 2004.

In June 2006, the shareholders of the Company approved a reverse split of the outstanding shares of the Company on a 1 for 2 basis. As a result, the existing 6,025,000 shares outstanding at the time of the reverse split were adjusted to 3,012,500 shares outstanding. Since the reverse split occurred prior to the issuance of these financial statements and in accordance with Statement of Financial Accounting Standards 128 ('sFAS 128"), the Company has retroactively presented the effect of the stock split for all periods presented in the accompanying Financial Statements for all share and per share data.

In June 2006, the Company executed a definitive share exchange agreement ("Agreement") with Knight Energy Corp. ("Knight"). Upon the subsequent closing of this Agreement, Knight was merged into ITGI with ITGI as the survivor, and Knight became a wholly-owned subsidiary of ITGI. In June 2006, ITGI changed its name to Knight Energy Corp., a Nevada corporation. Under the terms of the Agreement, the shareholders of Knight received an aggregate of 13,750,000 newly issued shares of ITGI common stock and 4,511,500 shares that are subscribed but not issued which represents a one-for-one share exchange of the Knight stock for ITGI stock (the "Transaction"). Giving effect to the Transaction, there were 16,762,505 shares of common stock issued outstanding (post-split), approximately 82% or 13,750,000 shares of which are held by the Knight shareholders. Accordingly, since the Knight shareholders obtained voting and management control, the transaction will be treated as a recapitalization of the Company and the financial statements will include the balance sheet of both

                 INTEGRATED TECHNOLOGY GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2005 AND 2004

companies at historical cost and the historical operations of Knight and the operations of ITGI from the Transaction Date (See Note 7 - Subsequent Events).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In the opinion of management, the accompanying balance sheets and related statements of operations, changes in stockholders' deficiency and cash flows include all adjustments necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (GAAP).

Accounting Estimates

When preparing financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP"), our management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements include the valuation allowance for deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Environmental Liabilities

A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Environmental expenditures that have future economic benefit are capitalized. The Company is not aware of any environment liabilities as of the date of these financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ('sFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss per Common Share

Basic earnings per share are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.

In June 2006, the shareholders of the Company approved a reverse split of the outstanding shares of the Company on a 1 for 2 basis. As a result, the existing 6,025,000 shares outstanding at the time of the reverse split were adjusted to 3,012,500 shares outstanding. Since the reverse split occurred prior to the issuance of these financial statements and in accordance with SFAS 128, the Company has retroactively presented the effect of the stock split for all periods presented in the accompanying Financial Statements for all share and per share data.

                 INTEGRATED TECHNOLOGY GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2005 AND 2004

3.   RELATED PARTY TRANSACTIONS

As of December 31, 2005 and 2004, the Company had an obligation of $10,000 to a related party and the largest shareholder of ITGI. The Company has classified the obligation as a note payable - related party in the financial statements (See Note 7 - Subsequent Events). The obligation did not specify interest and the Company has imputed interest utilizing the prime borrowing rate and recorded the offset to additional paid in capital.

In January 2005, the Company settled a lawsuit with Brighton Opportunity Fund, LLP ("Brighton") regarding a Secured Convertible Debenture ("Debenture") issued by the Company in February 2002. Harold Holden, a significant shareholder of the Company, was a personal guarantor of the Debenture and also a defendant in the lawsuit along with the Company. The settlement of $110,000 plus $674 of professional fees was paid on behalf of the Company by Mr. Holden and recorded as litigation settlement expense and as a capital contribution to additional paid in capital.

4.   STOCKHOLDERS' DEFICIENCY

Capital Structure

We are authorized to issue up to 100,000,000 shares of our common stock, $0.0001 par value per share, of which 11,525,000 were issued and outstanding at December 31, 2005 and 2004. The holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

We are also authorized to issue 20,000,000 shares of our Series A preferred stock, of which none are issued and outstanding as of December 31, 2005 and 2004.

5.   INCOME TAXES

There was no income tax during the years ended December 31, 2005 and 2004 due to the Company's net loss for income tax purposes and valuation allowance position.

The Company's tax expense differs from the "expected" tax expense
(benefit) for the years ended December 31, 2005 and 2004 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

                                               December 31,    December 31,
                                                   2005            2004
                                              -------------   -------------
Computed "expected" tax expense (benefit)     $    (37,837)   $       (360)
Change in valuation allowance                       37,837             360
                                              ------------    ------------
                                              $          -    $          -
                                              ============    ============

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

                                               December 31,    December 31,
                                                   2005            2004
                                              -------------   -------------
Deferred tax assets:
Net operating losses                          $     427,262   $     389,425
                                              -------------   -------------

Net deferred tax asset                             427,262          389,425
Valuation allowance                               (427,262)        (389,425)

Net deferred taxes                            $          -    $          -
                                              ============    ============


In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized in the future. The valuation allowance has been increased by $37,837 during fiscal year 2005 as a result of net operating losses. Net operating loss carry-

                 INTEGRATED TECHNOLOGY GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2005 AND 2004

forwards aggregate approximately $1,256,652 and expire in the years through 2025. However, as a result of the recapitalization transaction described under Note 8 - Subsequent Events, management anticipates that the entire net operating loss carry-forwards discussed above will not be available.

6.   COMMITMENTS AND CONTINGENCIES

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is not aware of any pending claims or lawsuits.

7.   SUBSEQUENT EVENTS

In April 2006, ITG issued 3,300,000 shares of stock (or 1,650,000 on a post-split basis as discussed below) to its previous sole officer. The Company has valued these shares at $0.04 per share pre- split ($0.08 post-split), or $132,000. The $0.04 per share price was based upon an average of the quoted market trades of the Company's stock during the same period of the issuance date of the shares. Accordingly, the Company will record $132,000 to compensation expense in the financial statements.

In June 2006 and as a result of the Safe Guard rescission agreement discussed in Note 1, 8,800,000 shares of ITGI stock (or 4,400,000 on a post-split basis as discussed below) were cancelled by the then largest shareholder of ITGI. The Company has valued these shares at $0.0001 per share, or $8,800, based upon the same price utilized for the issuance of these shares originally as founders shares. Accordingly, the Company will record $8,800 as a reduction of common stock and paid in capital in the financial statements.

After accounting for the above stock transactions, ITGI had 6,025,000 shares of common stock issued and outstanding as of June 2006.

In June 2006, the shareholders of the Company approved a reverse split of the outstanding shares of the Company on a 1 for 2 basis. As a result, the existing 6,025,000 shares outstanding at the time of the reverse split were adjusted to 3,012,500 shares outstanding. Since the reverse split occurred prior to the issuance of these financial statements and in accordance with SFAS 128, the Company has retroactively presented the effect of the stock split for all periods presented in the accompanying Financial Statements for all share and per share data.

On September 15, 2006, the related party forgave the $10,000 note payable - related party obligation discussed in Note 3 - Indebtedness, and the balance is no longer outstanding.

       REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

To the Board of Directors and Shareholders of:

Charles Hill Drilling, Inc. (A Development Stage Company)

We have audited the accompanying balance sheets of Charles Hill Drilling, Inc. (a development stage company), as of March 16, 2006 and December 31, 2005, and the related statement of operations, changes in stockholders' equity, and cash flows for the periods from May 24, 2005 (Inception of Development Stage) to December 31, 2005, January 1, 2006 to March 16, 2006 and May 24, 2005 (Inception of Development Stage) to March 16, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Hill Drilling, Inc. (a development stage company) at March 16, 2006 and December 31, 2005, and the results of its operations, changes in stockholders' equity, and its cash flows for the periods from May 24, 2005 (Inception of Development Stage) through December 31, 2005, January 1, 2006 to March 16, 2006 and May 24, 2005 (Inception of Development Stage) to March 16, 2006 in conformity with accounting principles generally accepted in the United States of America.




HEIN & ASSOCIATES LLP

Dallas, Texas
June 25, 2007

                     CHARLES HILL DRILLING, INC.
                    (A Development Stage Company)
                           BALANCE SHEETS

                                            March 16, 2006  December 31, 2005
                                            --------------  -----------------
                   ASSETS
                   ------
CURRENT ASSETS:
  Cash                                      $           11  $             306
  Deposits                                          25,850             25,850
                                            --------------  -----------------
      Total current assets                          25,861             26,156

PROPERTY AND EQUIPMENT, net of
  accumulated depreciation of $11,250
  and $7,392                                       622,516            612,129
                                            --------------  -----------------

      Total assets                          $      648,377  $         638,285
                                            ==============  =================


     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------

CURRENT LIABILITIES -
  Accounts payable                          $       31,509  $          16,509
                                            --------------  -----------------
      Total current liabilities                     31,509             16,509
                                            --------------  -----------------

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 75,000
    shares authorized; 75,000 shares
    issued and outstanding                  $      805,624  $         801,940
        Accumulated deficit                       (188,756)          (180,164)
                                            --------------  -----------------
      Total stockholders' equity                   616,868            621,776
                                            --------------  -----------------
      Total liabilities and
      stockholders' equity                  $      648,377  $         638,285
                                            ==============  =================

                      CHARLES HILL DRILLING, INC.
                     (A Development Stage Company)
                       STATEMENTS OF OPERATIONS

                                    From May 24, 2005                              From May 24, 2005
                                     (Inception of                                   (Inception of
                                    Development Stage)     From January 1, 2006    Development Stage)
                                   To December 31, 2005     To March 16, 2006      To March 16, 2006
                                   --------------------    --------------------    ------------------
OPERATING EXPENSES:
  General and administrative          $       47,029           $       3,004         $       50,033
  Failed acquisition cost                     95,500                       -                 95,500
  Repairs and maintenance                     13,096                       -                 13,096
  Rent                                         2,400                     400                  2,800
  Consulting                                     337                   1,000                  1,337
  Contract labor                              14,465                     275                 14,740
  Depreciation                                 7,337                   3,913                 11,250
                                      --------------           -------------         --------------
     Total operating expenses                180,164                   8,592                188,756
                                      --------------           -------------         --------------
NET LOSS                              $     (180,164)          $      (8,592)        $     (188,756)
                                      ==============           =============         ==============
NET LOSS PER SHARE -
  basic and diluted                   $        (2.40)          $       (0.12)        $        (2.52)
                                      ==============           =============         ==============
WEIGHTED AVERAGE SHARES                       75,000                  75,000                 75,000
                                      ==============           =============         ==============

                       CHARLES HILL DRILLING, INC.
                      (A Development Stage Company)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FOR THE PERIOD MAY 24, 2005 (DATE OF INCEPTION)
                           TO MARCH 16, 2006

                                  Common Stock                              Total
                               --------------------    Accumulated      Stockholders'
                                Shares      Amount       Deficit            Equity
                               --------    --------    -----------      -------------

BALANCE, May 24, 2005
  (date of inception)                 -    $      -    $         -      $           -

Issuance of founders shares,
  no consideration               75,000           -              -                  -

Equity contribution from
  shareholders                        -     801,940              -            801,940

Net loss, May 24, 2005
  (date of inception)
  to December 31, 2005                -           -       (180,164)          (180,164)

BALANCE, December 31, 2005       75,000   $ 801,940    $  (180,164)     $     621,776
Equity contribution from
  shareholders                        -       3,684              -              3,684

Net loss, January 1, 2006
  to March 16, 2006                   -           -         (8,592)            (8,592)
                               --------    --------    -----------      -------------
BALANCE, March 16, 2006          75,000    $805,624    $  (188,756)     $     616,868
                               ========    ========    ===========      =============



                     CHARLES HILL DRILLING, INC.
                    (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS

                                       From May 24, 2005                              From May 24, 2005
                                        (Inception of                                   (Inception of
                                       Development Stage)     From January 1, 2006    Development Stage)
                                      To December 31, 2005     To March 16, 2006      To March 16, 2006
                                      --------------------    --------------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                $       (180,164)        $       (8,592)          $    (188,756)
  Adjustments to reconcile net loss
  to net cash provided by operations:
     Depreciation expense                          7,337                  3,913                  11,250
      Changes in operating assets an
      liabilities:
        Increase in deposits                     (25,850)                     -                 (25,850)
        Increase in accounts payable              16,509                 15,000                  31,509
                                        ----------------         --------------           -------------
           Net cash provided (used)
           in operating activities              (182,168)                10,321                (171,847)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment              (619,466)               (14,300)               (633,766)
                                        ----------------         --------------           -------------
Net cash used in investing activities           (619,466)               (14,300)               (633,766)

CASH FLOWS FROM FINANCING ACTIVITIES:
Equity contribution from shareholders            801,940                  3,684                 805,624
                                        ----------------         --------------           -------------
Net cash provided by financing
  activities                                     801,940                  3,684                 805,624
                                        ----------------         --------------           -------------

NET INCREASE (DECREASE) IN CASH                      306                   (295)                     11
CASH, beginning of period                              -                    306                       -
                                        ----------------         --------------           -------------
CASH, end of period                     $            306         $           11           $          11
                                        ================         ==============           =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
  Cash paid during period for:
    Interest                            $              -         $            -           $           -
                                        ================         ==============           =============
    Taxes                               $              -         $            -           $           -
                                        ================         ==============           =============

                    CHARLES HILL DRILLING, INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION AND NATURE OF BUSINESS
     -----------------------------------

Charles Hill Drilling, Inc. ("Hill" or the "Company") is a Nevada company formed on May 24, 2005. Hill is an oil and gas services company that's primary business plan is the exploration and development of natural gas and crude oil. Hill owns an executed lease agreement among other assets in Stephens County, Texas. The lease agreement contains approximately 160 acres that include four proved developed non-producing natural gas wells.
Commencing March 16, 2006 and finalized on May 31, 2006, Hill was acquired by Knight Energy Corp. ("Knight"). Accordingly, as of May 31, 2006, Hill is now a wholly owned subsidiary of Knight (See Note
7).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Presentation
---------------------

In the opinion of management, the accompanying balance sheets and related statements of operations, changes in stockholders' deficiency and cash flows include all adjustments necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). As of December 31, 2005 and March 16, 2006, the Company had not yet generated revenue from its planned principal business operation and was thus considered to be in the development stage.

Accounting Estimates
--------------------

When preparing financial statements in conformity with U.S. GAAP, our management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements includes valuation of the fair value of financial instruments, the impairment of long-lived assets and the valuation allowance for deferred tax assets.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Property and Equipment
----------------------

The Company uses the successful efforts method to account for exploration and development expenditures. Leasehold acquisition costs are capitalized. If proved reserves are found on an undeveloped property, leasehold cost is transferred to proved properties. Costs of undeveloped leases are generally expensed over the life of the leases. In certain cases, a determination of whether a drilled exploration well has found proved reserves can not be made immediately. This is generally due to the need for a major capital expenditure to produce and/or evacuate the hydrocarbon(s) found. The determination of whether to make such a capital expenditure is usually dependent on whether further exploratory wells find a sufficient quantity of additional reserves. Using guidance issued in FASB Position 19-1, Accounting for Suspended Well Costs, which became effective in April 2005, the Company capitalizes well costs in Property, Plant and Equipment when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. The Company reevaluates its capitalized drilling costs at least annually to ascertain whether drilling costs continue to qualify for ongoing capitalization. Other exploratory costs are charged to expense as incurred. Development costs, including unsuccessful development wells, are capitalized.

                    CHARLES HILL DRILLING, INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS

Oil and gas properties are evaluated by field for potential impairment. Other properties are evaluated for impairment on a specific asset basis or in groups of similar assets as applicable. An impairment will be recognized when the estimated undiscounted future net cash flows of an evaluated asset are less than its carrying value.

Depreciation and depletion of producing oil and gas properties is recorded based on units of production. Unit rates are computed for unamortized exploration drilling and development costs using proved developed reserves and for unamortized leasehold costs using all proved reserves. Proved reserves are estimated by the Company's engineers and are subject to future revisions based on availability of additional information. Asset retirement costs are amortized over proved reserves using the units of production method. Gains and losses on asset disposals or retirements are included in income as a separate component of revenues.

Non-oil and gas properties are depreciated over estimated useful lives of three years, using the straight line method. Maintenance, repairs and minor replacements are charged to operations in the year incurred. No depreciation was taken on the oil and gas rig in the current period as this asset was being refurbished and was thus not in service.

Asset Retirement Obligations
----------------------------

The Company has estimated that it has no material asset retirement obligation (ARO) liability as of December 31, 2005 or March 16, 2006 as a result of its oil and gas properties all being undeveloped, non-producing in nature.

Environmental Liabilities
-------------------------

A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Environmental remediation liabilities have not been discounted for the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

Accounting for the Impairment of Long-Lived Assets
--------------------------------------------------

We account for the impairment of long-lived assets in accordance with Financial Accounting Standards, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon our evaluation, no impairment was determined for the period from May 24, 2005 (date of inception) through December 31, 2005 and for the period January 1, 2006 through March 16, 2006.

Fair Value of Financial Instruments
-----------------------------------

We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of deposits and accounts payable approximates fair value because of the short maturity of those instruments. Based on prevailing interest rates and the short-term maturity of all of our indebtedness, management believes that the fair value of our obligations approximates book value at December 31, 2005 and March 16, 2006.

Concentration of Risk
---------------------

Our financial instruments that are potentially exposed to credit risk consist primarily of cash, deposits and accounts payable, for which the carrying amounts approximate fair value.

                    CHARLES HILL DRILLING, INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS

Income Taxes
------------

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109")." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss per Common Share
-------------------------

Basic earnings or loss per share ("EPS") are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.

3.  PROPERTY AND EQUIPMENT
    ----------------------

Property and equipment is comprised of the following at March 16, 2006:

                                       March 16, 2006   December 31, 2005
                                       --------------   -----------------
Capitalized acquisition costs          $        1,005    $              -
Undeveloped properties                         89,341              51,005
Oil and gas rig                               489,298             525,370
Vehicles                                       54,122              43,091
                                       --------------   -----------------
Total                                  $      633,766   $         619,446

Less:  Accumulated depreciation               (11,250)             (7,337)
                                       --------------   -----------------
Net property and equipment             $      622,516   $         612,129
                                       ==============   =================


4.  STOCKHOLDERS' EQUITY
    --------------------

Capital Structure
-----------------

We are authorized to issue up to 75,000 shares of our common stock, no par value per share, of which 75,000 were issued and outstanding at December 31, 2005 and March 16, 2006. The two founders of the Company each own 50% or 37,500 of the 75,000 shares issued and outstanding and do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock (See Note 7).

Common Stock
------------

The Company's two sole shareholders provided all financing from May 24, 2005 (date of inception) to March 16, 2006 and as a result, the Company has recorded the net proceeds of $801,940 as common stock in the financial statements at December 31, 2005 and the net proceeds of $805,624 as common stock in the financial statements at March 16, 2006.

                    CHARLES HILL DRILLING, INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS

5.   INCOME TAXES
     ------------

There was no income tax recorded during the period from May 24, 2005 (date of inception) to March 16, 2006 due to the Company's net loss for income tax purposes and valuation allowance position.
The Company's tax expense differs from the "expected" tax expense (benefit) for the period from May 24, 2005 (date of inception) to December 31, 2005 and for the period from January 1, 2006 to March 16, 2006 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

                                       May 24, 2005
                                    (date of inception)      January 1, 2006
                                    to December 31, 2005    to March 16, 2006
                                    --------------------    -----------------
Computed "expected" tax benefit     $             61,256    $           2,921
Change in valuation allowance                    (61,256)              (2,921)
                                    --------------------    -----------------

                                    $                  -    $               -
                                    ====================    =================


The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and March 16, 2006 are as follows:

                                    December 31, 2005      March 16, 2006
                                    -----------------    -----------------
Deferred tax assets:
Net operating loss                  $          58,761    $          60,352
Depreciation expense                            2,495                3,825
                                    -----------------    -----------------
Net deferred tax asset                         61,256               64,177

Valuation allowance                           (61,256)             (64,177)
                                    -----------------    -----------------

Net deferred taxes                  $               -    $               -
                                    =================    =================


In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The valuation allowance has been increased by $61,256 for the period May 24, 2005 (date of inception) through December 31, 2005 as a result of net operating losses and depreciation. Net operating loss carry-forwards aggregate approximately $172,827 at December 31, 2005 and expire in years through 2025.

The valuation allowance has been increased by $2,921 for the period January 1, 2006 through March 16, 2006 as a result of net operating losses and depreciation. Net operating loss carry- forwards aggregate approximately $177,500 at March 16, 2006 and expire in years through 2025.

As discussed in Note 7, commencing March 31, 2006 and finalized on May 31, 2006, the shareholders of the Company executed an Agreement of Purchase and Sale with a third party for a total purchase price of $1,766,000 (net of a $234,000 purchase price adjustment). As a result of this transaction, the net operating loss carry-forwards discussed above will be limited in the amount that can be utilized on an annual basis.

                    CHARLES HILL DRILLING, INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS

6.  COMMITMENTS AND CONTINGENCIES
    -----------------------------

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is not aware of any claims or lawsuits as of the date of these financial statements.

Effective August 1, 2005, the Company signed a twenty-four month non-cancelable operating lease in Eastland, Texas for its yard operations and the storage of certain equipment. The premises consist of approximately 6.42 acres with base rent of $400 per month through July 2007. Additionally, the Company has an option to purchase the premises for a payment of $25,000 on or before the expiration date in July 2007.

Rental expense charged to operations under the operating lease described above for the period May 24, 2005 (date of inception) through December 31, 2005 was $2,400. Rental expense charged to operations under the operating lease described above for the period January 1, 2006 through March 16, 2006 was $2,800. The future minimum lease payments for the non-cancelable operating lease are as follows:

             December 31, 2005      March 16, 2006
             -----------------    -----------------
2006         $           4,800    $           4,000
2007                     2,800                2,800
             -----------------    -----------------
Total        $           7,600    $           6,800
             =================    =================


7.   SUBSEQUENT EVENTS
     -----------------

On March 16, 2006, Knight acquired a 75% interest in Hill for an aggregate purchase price of $1,500,000. The payment terms included
(1) a cash payment of $350,000 at closing, (2) $250,000 paid by the issuance of five hundred thousand (500,000) restricted shares of Knight's $0.0001 par value Common Stock ("Common Stock"), based upon a share price of fifty cents ($0.50) per share (3) $700,000 in the form of a promissory note paid in equal monthly installments over a ninety (90) day period after closing and (4) $200,000 in cash payments paid quarterly over a one year period after closing.

On May 31, 2006, Knight acquired the remaining 25% interest in Hill for an aggregate purchase price of $500,000. The payment term was the issuance of one million (1,000,000) restricted shares of Knight's Common Stock, based upon a share price of fifty cents ($0.50) per share.

As a result of the two transactions discussed above, Hill became a 100% wholly-owned subsidiary of Knight as of May 31, 2006.

In relation to the $700,000 promissory note from the acquisition discussed above, in April 2006, Knight paid the first installment due of $233,000 to the note holder. In May 2006, the note holder requested that if the Company made the $234,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early and as a result, the final $234,000 payment was forgiven and was recorded as an adjustment to the purchase price.

In relation to the $200,000 of cash payments paid quarterly over a one year payment after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 31, 2007. As of the date of these financial statements, this debt has been paid in full.

                              PART III

ITEM 1.  Index to Exhibits
------   -----------------

Exhibit No.                           Description                     Page
-----------                           -----------                     ----
    2.1         Articles of Incorporation of Knight Energy            (2)
                Corp. filed with the Maryland Secretary of
                State on April 25, 2007.

    2.2         Bylaws for Knight Energy Corp., formerly              (2)
                known as Integrated Technology Group, filed
                with the Maryland Secretary of State on
                April 25, 2007.

    3.1         Specimen common stock certificate                     (2)

    5.1         Voting trust agreement between Knight                 (3)
                Energy Corp. and Nortia Capital Partners,
                Inc. dated January 1, 2007.

    6.1         Employment Agreement by and between Knight            (1)
                Energy Corp. and William J. Bosso effective
                October  1, 2006.

    6.2         Employment Agreement by and between Knight            (1)
                Energy Corp. and Bruce A. Hall effective
                October 1, 2006.

    6.3         Consulting  Service Agreement by and between          (1)
                Knight Energy Corp. and Nortia Capital
                Partners, Inc. dated March 3, 2006.

    6.4         Consulting Agreement by and between Knight            (1)
                Energy Corp. and Crescent Fund, LLC dated
                September 24, 2006.

    6.5         Consulting Agreement by and between Knight            (1)
                Energy Corp. and Crescent Fund, LLC dated
                September 24, 2006.

    6.6         Consulting Agreement by and between Knight            (3)
                Energy Corp. and Lake Capital AG, effective
                as of March 3, 2006.

    6.7         Consulting Agreement by and between Knight            (4)
                Energy Corp. and Com-Advice AG, dated
                October 2, 2007.

    8.1         Agreement and Plan of Merger between Knight           (2)
                Energy Corp., a Nevada corporation, and
                Knight Energy Corp., a Maryland corporation,
                dated April 25, 2007.

    8.2         Stock Exchange Agreement by and among                 (1)
                Integrated Technology Group, a Nevada
                Corporation, and Knight Energy Corp., a
                Delaware corporation, effective as of June
                26, 2006.

    8.3         Stock Purchase Agreement between Knight               (1)
                Energy Corp. and the Shareholders of
                Charles Hill Drilling Inc. dated March
                16, 2006.

    8.4         April 24, 2006 Waiver and Release amending            (4)
                certain payment terms of the March 16, 2006
                Stock Purchase Agreement between Knight Energy
                Corp. and Charles Hill Drilling Inc.

   10.1         Opinion of Hein & Associates LLP, dated               (3)
                May 9, 2007.

   12.1         Oil and Gas Property Valuation for Flournoy           (3)
                Lease, Stephens Co., TX, dated September 5,
                2006.

   12.2         Table from Pinnacle Energy Services, LLC              (4)
                summarizing 2007 reserve estimates
                for Charles Hill Drilling Inc.

   12.3         August 15, 2007 Addendum/Update Summary from          (5)
                Pinnacle Energy Services, LLC to October 2006
                Report regarding the Valuation of Charles Hill
                Drilling, Inc.'s Working Interest in Flournoy,
                Lea & Marcom Leases, Stephens Co., TX

   12.4         June 2007 Reserve Update for Charles Hill Drilling,   E-2
                Inc., a wholly owned subsidiary of Knight Energy
                Corp., regarding Flournoy, Lea, Marcom Lease
                Evaulation


(1) Incorporated by reference to the Registrant's registration statement on Form 10-SB filed with the Commission on February 12, 2007.

(2) Incorporated by reference to the Registrant's 8-K filed with the Commission on May 1, 2007.

(3) Incorporated by reference to the Registrant's Amendment No. 1 to its registration statement on Form 10-SB filed with the Commission on May 11, 2007.

(4) Incorporated by reference to the Registrant's Amendment No. 2 to its registration statement on Form 10-SB filed with the Commission on July 13, 2007.

(5) Incorporated by reference to the Registrant's Amendment No. 3 to its registration statement on Form 10-SB filed with the Commission on August 20, 2007.

                           APPENDIX A

              GLOSSARY OF OIL AND NATURAL GAS TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this Form 10-SB.

bbl. Stock tank barrel, or 42 U.S. gallons liquid volume, used in this Form 10-SB in reference to crude oil or other liquid hydrocarbons.

bcf. Billion cubic feet of natural gas.

bcfe. Billion cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

Biogenic gas. Gas produced by methanogenic bacteria or microbes.
Predominately methane gas with <1% higher chain hydrocarbons.

btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Casing. Steel pipe used in wells to seal off fluids from the bore hole and to prevent the walls of the hole from sloughing off or caving. There may be several strings of casing in a well, one inside the other.

Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Compression. Process of taking a gas or compressible fluid from a low pressure to a higher pressure.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Dewatering. The system whereby brine water is removed from the well in order to allow the gas/oil to be released. Pumping mechanisms are usually used for this process. New wells may have great amounts of water, which must first be removed. As water is removed, gas/oil production usually increases.

Drilling locations. Total gross locations specifically quantified by management to be included in the Company's multi- year drilling activities on existing acreage. The Company's actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

Dry well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Finding and development costs. Capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.



                         Appendix A - Page 1

Formation. An identifiable layer of rocks named after its geographical location and dominant rock type.

Gross acres, gross wells or gross reserves. The total acres, wells, or reserves as the case may be, in which a working interest is owned.

Lease. A legal contract that specifies the terms of the business relationship between an energy company and a landowner or mineral rights holder on a particular tract of land.

Leasehold. Mineral rights leased in a certain area to form a project area.

mbbls.  Thousand barrels of crude oil or other liquid hydrocarbons.

mcf. Thousand cubic feet of natural gas.

mcf/d. mcf per day.

mcfe. Thousand cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

mmbbls. Million barrels of crude oil or other liquid hydrocarbons.

mmbtu. Million British Thermal Units.

mmcf. Million cubic feet of natural gas.

mmcf/d. mmcf per day.

mmcfe. Million cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

mmcfe/d. mmcfe per day.

Net acres, net wells, or net reserves. The sum of the fractional working interest owned in gross acres, gross wells, or gross reserves, as the case may be.

Overriding royalty interest. Is similar to a basic royalty interest except that it is created out of the working interest. For example, an operator possesses a standard lease providing for a basic royalty to the lessor or mineral rights owner of 1/8 of 8/8. This then entitles the operator to retain 7/8 of the total oil and gas produced. The 7/8 in this case is the 100% working interest the operator owns. This operator may assign his working interest to another operator subject to a retained 1/8 overriding royalty. This would then result in a basic royalty of 1/8, an overriding royalty of 1/8 and a working interest of 3/4. Overriding royalty interest owners have no obligation or responsibility for developing and operating the property. The only expenses borne by the overriding royalty owner are a share of the production or severance taxes and sometimes costs incurred to make the oil or gas salable.

Pay zone. The geologic formation where the gas/oil is located.

PDP. Proved developed producing.

Play/Trend. A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.


                         Appendix A - Page 2

Present value of future net revenues (PV-10). The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such a general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

PV-10. Present value of future net revenues.

Production. Natural resources, such as oil or gas, taken out of the ground.

Productive well. A well that is found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Project. A targeted development area where it is probable that commercial gas can be produced from new wells.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed non-producing reserves. Proved developed reserves that are shut-in or otherwise not producing.

Proved developed producing reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable from known reservoirs under current economic and operating conditions, operating methods, and government regulations.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Rat-hole. An additional well bore drilled below the pay zone, usually for the purpose of collecting water and pumping water to the surface in a manner which keeps a fluid level below the pay zone.

Recompletion. The process of re-entering an existing well bore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Reserves. Oil, gas and gas liquids thought to be accumulated in known reservoirs.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible nature gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Salt water disposal well. A well into which salt water and other liquid substances are pumped for disposal purposes.

Shale. A clastic (gr. Klastos, "broken") rock composed of predominantly clay-sized particles consisting of clay minerals, quartz and other minerals. Often found as thin layered organic rock rich in hydrocarbon deposits.

Shut-in. A well that has been capped (having the valves locked shut) for an undetermined amount of time. This could be for additional testing, could be to wait for pipeline or processing facility, or a number of other reasons.

Standardized measure. The present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.


                         Appendix A - Page 3

Successful. A well is determined to be successful if it is producing natural gas, dewatering, or awaiting hookup, but not abandoned or plugged.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to appoint that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Well bore. The hole of the well starting at the surface of the earth and descending downward to the bottom of the hole.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.


                         Appendix A - Page 4

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 4, 2007

                             KNIGHT ENERGY CORP.



                             By:  /s/ William J. Bosso
                                ------------------------------------
                                William J. Bosso
                                Its:  President; Chief Executive
                                      Officer; and Director



                                S-1